FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding operating results for the six months ended June 30,  2020 of Huaneng Power International, Inc. (the “Registrant”).

HUANENG POWER

THE OBJECTIVES
OF THE COMPANY

As a power company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise internationally.

CONTENTS

2	Interim Results
2	Business Review for the First Half of the Year
4	Prospects for the Second Half of 2020
6	Management’s Discussion and Analysis
19	Share Capital Structure
19	Purchase, Sale or Redemption of Shares
19	Disclosure pursuant to Rule 14A.63 of the Listing Rules
20	Shareholdings of Major Shareholders
21	Material Interests and Short Positions in Shares and Underlying Shares of the Company
22	Directors’ and Supervisors’ Right to Purchase Shares
22	Public Float
22	Dividends
22	Disclosure of Material Events
23	Corporate Governance
38	The Use and Deposit of Funds Raised
39	Review by the Audit Committee
39	Legal Proceedings
39	Documents for Inspection
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
41	Interim Consolidated Statement of Financial Position (Unaudited)
43	Interim Consolidated Statement of Comprehensive Income (Unaudited)
45	Interim Condensed Consolidated Statement of Changes in Equity (Unaudited)
47	Interim Condensed Consolidated Statement of Cash Flows (Unaudited)
48	Notes to the Unaudited Interim Condensed Consolidated Financial Information
99	Financial Statements Reconciliation between PRC GAAP and IFRS

INTERIM RESULTS
The Board of Directors of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2020 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2020, the Company and its subsidiaries recorded consolidated operating revenue of RMB79.127 billion, representing a decrease of 5.35% compared to the same period of last year. The net profit attributable to equity holders of the Company was RMB5.441 billion, representing an increase of 58.10% compared to the same period of last year. The earnings per share was RMB0.30. The net asset (excluding equity interests attributable to minority shareholders) per share was RMB5.46.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR
In the first half of the year, the Company firmly focused on the production and operation, reform and development as well as the annual work plan, made every effort to cope with the outbreak of COVID-19 epidemic, actively promoted the resumption of work and production, seized the market opportunities, implemented each project, thus achieved the major production and operating performance targets, laying a solid foundation for the comprehensive and high-quality completion of the goals and tasks of the year.

1.	Power Generation
In the first half of the year, the Company’s total power generation by the power plants within China on consolidated basis amounted to 179.650 billion kWh, representing a decrease of 8.05% over the same period last year. Total electricity sold by the Company amounted to 172.125 billion kWh, representing a decrease of 6.98% over the same period last year. The utilisation hours reached 1,718 hours, representing a decrease of 182 hours over the same period last year.

The decrease in the Company’s power generation was mainly attributable to: 1. affected by the epidemic in the first quarter, the national economic growth slowed down, and the Company’s power generation decreased significantly year-on-year; 2. since the second quarter, the domestic epidemic situation has been effectively controlled, and the progress of resumption of production in various industries has accelerated. The Company seized the opportunity to actively strive for planned power, and at the same time strengthened power supervision, reduced unit backup, and increased effective generation, realizing a positive year-on-year growth of the Company’s power generation in the second quarter, and narrowing the decline in power in the first quarter.

2.	Cost Control
In the first half of the year, due to COVID-19 outbreak, safety inspection, shortage of hydro-power generation and other factors, the price pivot has generally moved downward despite the significant fluctuation in the coal prices. In the first half of the year, the CCI5500 index which reflected the price level of thermal coal at ports around the Bohai Rim region averaged at RMB540/tonne, representing a decrease of RMB70/tonne compared to the same period last year. The Company scientifically researched and judged the market trend, flexibly adjusted its procurement strategy and played a supplementary supply role for imported coal, resulting in an overall stable coal supply and a significant decrease in the unit price of standard coal purchase compared to the same period last year. The unit fuel cost of the Company’s domestic power plants throughout the first half of the year incurred for sales of power was RMB206.51/MWh, representing a decrease of 7.73% compared to the same period last year.

3.	Energy Conservation and Environmental Protection
In the first half of the year, the Company made steady progress in implementing the three-year action plan for safety production special rectification, wastewater treatment in key areas and closure of coal yards, which resulted in the continuous improvement of the safety, economic and environmental protection operation of power generation units and continuing to maintain the Company’s leading position in the industry in terms of pollutant emission concentration and energy-consumption index. The average emissions of sulfur dioxide, nitrogen oxides and soot from thermal generating units were all superior to the ultra-low emission standard.

4.	Project Development and Construction
In the first half of the year, the Company proceeded smoothly in the construction of power generation projects. The capacity of the commissioned units was 1,438.42 MW, including gas turbine generation units with a capacity of 472.52 MW, wind generation units with a capacity of 480 MW and photovoltaic generation units with a capacity of 485.9 MW. In the meantime, some of the power plants invested or controlled by the Company underwent changes in capacity. As of 30 June 2020, the Company had a controlled generation capacity of 108,111 MW and an equity-based generation capacity of 94,878 MW. The proportion of the installed capacity of clean energy sources (gas turbine, hydro, wind, photovoltaic and biomass power generation) reached 18.16%.

5.	Singapore Business
In the first half of the year, the accumulated power generation of Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, accounted for a market share of 21.5%, representing an increase of 1.0 percentage point compared to the same period last year. The sales revenue was RMB5.633 billion, representing a decrease of 11.84% compared with RMB6.390 billion of the same period last year. The net profit attributable to the equity holders of the Company from its operations in Singapore was RMB25 million.

6.	Pakistan Business
The Sahiwal 2×660MW coal-fired power plant project in Pakistan is one of the projects which was given priority for implementation under the framework of the China-Pakistan Economic Corridor Energy Project Implementation Agreement. It is the first large-scale coal-fired power plant put into operation in the China-Pakistan Economic Corridor. It greatly eased the power shortage in Pakistan. In the first half of the year, the Pakistan project recorded profit before tax of RMB347 million.

PROSPECT FOR THE SECOND HALF OF 2020
Currently, China’s economy has shown a momentum of recovery growth and gradually returned to stability, which fully demonstrate the strong resilience and ample room for manoeuvers of Chinese economy. Meanwhile, with the spread of the epidemic globally and the increasing complexity of the international situation, it has a greater impact on Chinese economic and social development and brings uncertainty to the growth of electricity generation and consumption. In the second half of the year, the Company will follow the general principle of making progress while maintaining stability, adhere to the new development idea and promote better coordination in epidemic prevention and control as well as economic and social development. The Company will adhere closely to the general direction of supply-side structural reform as the main line, strive to deepen reform and opening-up, firmly grasp the strategic base of expanding domestic demands, promote the high quality economic development and maintain overall social stability, making every efforts to achieve this year’s economic and social development goals and tasks. Based on the work in the first half of the year, the Company will continue to take various effective measures to deal with various risk challenges and complete work tasks of the whole year in relation to risk prevention and control, quality and efficiency improvement, green development, technological innovation, deepening reform, corporate culture construction, etc.

In terms of the power market, the national electricity reform will be accelerated, the general industrial and commercial electricity prices will be fully opened up, the responsibility for renewable energy consumption will be implemented, and the promotion of spot pilot projects will be accelerated in the second half of the year. The Company will continue to adapt to the changes in the market and anticipate the dynamics of the national economy and reforms in power market system, actively participate in the construction of power market in China and the places where the Company operated, timely adjust the operation strategies and exert its own advantages to consolidate and expand the market shares. Meanwhile, the Company will uplift the capability of responding to the market and manage market risks, and strengthen the Company’s core competitiveness.

In terms of the coal market, on the demand side, the resilience of hydro-power output increased, the installation of new energy continued to grow rapidly, and thermal power generation further squeezed by clean energy generation, resulting in certain suppression on the demand for thermal coal. On the supply side, driven by the policy of increasing production and supply from relevant national ministries and commissions, coal production organizations were strengthened in various regions and supply would remain steady growth. In addition, environmental protection and safety production standards of domestic coal mines have been greatly improved, and the impact of various inspections on the normal production of coal mines has gradually weakened, and the domestic coal supply would be in a relatively sufficient state. In general, the coal market will maintain a balance between supply and demand in the second half of the year, and the thermal coal price are expected to remain relatively stable with a narrow range of fluctuation. The Company will continue to intensify its efforts to develop new resources, and will strive for railway capacity support for transportation. We will also strive to ensure the performance of the long-term cooperation contracts and full delivery of coal supplies and on site procurement thereunder, optimize imported coal and firmly control the fuel procurement cost.

In terms of the capital market, in the first half of the year, in response to the epidemic, the Central Bank comprehensively adopted a variety of monetary policy tools, stepped up counter-cyclical adjustment, lowered interest rates in the financial market, and the capital market was generally loose. The current economic situation is still severe and complex, with great instability and uncertainty. In the second half of the year, the monetary policy will be more flexible, moderate and precise, maintaining the rational growth of money supply and social financing scale, and reducing the comprehensive financing cost significantly. The Company expects that the capital market will continue to maintain a “moderately loose”, and will pay close attention to the capital market, actively manage and prevent risks and reduce capital costs.

In the second half of the year, the Company will hold on to the safety bottom line, focus on preventing fatal and equipment accidents, so as to ensure the safety of infrastructure, production, flood control, and epidemic prevention; go all out to achieve the annual operating tasks, focus on improving quality and efficiency, and continue to reduce financial costs, emphasize improving quality and efficiency of the equity participating enterprises, focus on enhancing the operating performance of Tuas Power, and strive to achieve the annual goal of “resolving stagnant enterprises and enterprises with difficulties”; do its best to push forward transformation development, promote the construction of regional renewable energy, and emphasize the Company’s “Fourteenth Five-Year” development planning; do its best to push forward technological innovation, making a greater breakthroughs for some key and difficult science and technical projects and increase the research and development investment; do its best to deepen internal reform and continuously improve the corporate governance system; do its best to develop corporate culture, and continue to bring long-term, stable and increasing returns to the shareholders of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared under International Financial Reporting Standards (“IFRS”))
I.	Comparison and Analysis of Operating Results
General
Based on preliminary statistics of the Company, for the second quarter of 2020, the Company’s total power generation by power plants within China on consolidated basis amounted to 94.949 billion kWh, representing an increase of 3.73% over the same period last year. Total electricity sold by the Company amounted to 91.473 billion kWh, representing an increase of 5.41% over the same period last year. For the first half of 2020, the Company’s total power generation by the power plants within China on consolidated basis amounted to 179.650 billion kWh, representing a decrease of 8.05% over the same period last year. Total electricity sold by the Company amounted to 172.125 billion kWh, representing a decrease of 6.98% over the same period last year. For the first half of 2020, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB416.65 per MWh, representing a decrease of 0.68% over the same period last year. For the first half of 2020, the Company’s market based electricity sold amounted to 84.06 billion kwh, with a ratio of 49.89% comparing to the corresponding total electricity sold, representing an increase of 2.84 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to:

1.	Affected by the epidemic in the first quarter, the national economic growth slowed down, and the Company’s power generation decreased significantly year-on-year; and

2.
Since the second quarter, the domestic epidemic situation has been effectively controlled, and the progress of resumption of production in various industries has accelerated. The Company seized the opportunity to actively strive for planned power, and at the same time strengthened power supervision, reduced unit backup, and increased effective generation, realizing a positive year-on-year growth of the Company’s power generation in the second quarter, and narrowing the decline in power in the first quarter.

The power generations (in billion kWh) of the Company, by regions, are listed below:

	Power Generation				Electricity Sold
Region	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change

Heilongjiang Province	3.745	0.27%	6.776	0.84%	3.555	3.53%	6.329	1.83%
Coal-fired	3.422	1.00%	6.135	1.98%	3.214	3.85%	5.703	3.13%
Wind-power	0.286	-7.47%	0.569	-9.85%	0.303	0.63%	0.558	-9.31%
PV	0.037	-1.84%	0.072	-0.63%	0.037	0.31%	0.069	-2.76%
Jilin Province	2.859	1.65%	5.222	4.97%	2.700	1.49%	4.917	4.82%
Coal-fired	2.443	1.37%	4.468	6.03%	2.308	1.60%	4.206	6.31%
Wind-power	0.303	-2.45%	0.567	-3.96%	0.286	-5.69%	0.536	-6.82%
Hydro-power	0.033	64.79%	0.042	55.35%	0.032	66.81%	0.041	56.35%
PV	0.016	-3.75%	0.032	0.38%	0.016	-4.26%	0.032	-0.86%
Biomass power	0.064	15.65%	0.113	1.18%	0.057	16.92%	0.102	1.04%
Liaoning Province	4.058	-6.04%	8.184	-6.53%	3.801	-5.91%	7.597	-6.69%
Coal-fired	3.890	-6.39%	7.866	-6.87%	3.634	-9.86%	7.282	-7.06%
Wind-power	0.109	-5.22%	0.212	2.13%	0.108	-5.58%	0.211	1.94%
Hydro-power	0.012	1,147.31%	0.020	40.42%	0.012	1,152.77%	0.019	40.58%
PV	0.047	-1.99%	0.086	-1.19%	0.046	-1.74%	0.084	-0.87%
Inner Mongolia	0.059	-10.42%	0.107	-5.71%	0.059	-10.63%	0.106	-5.45%
Wind-power	0.059	-10.42%	0.107	-5.71%	0.059	-10.63%	0.106	-5.45%
Hebei Province	3.086	-6.87%	5.618	-15.96%	2.884	-7.18%	5.238	-16.46%
Coal-fired	2.953	-8.94%	5.346	-18.42%	2.753	-9.38%	4.975	-18.99%
Wind-power	0.118	113.73%	0.242	132.51%	0.116	116.51%	0.234	129.85%
PV	0.016	-1.00%	0.030	7.09%	0.016	-3.43%	0.029	7.68%
Gansu Province	3.371	73.49%	7.339	26.36%	3.212	74.20%	6.988	26.66%
Coal-fired	2.667	90.62%	6.106	27.40%	2.516	91.83%	5.776	27.63%
Wind-power	0.704	29.44%	1.233	21.60%	0.696	30.74%	1.212	22.22%
Ningxia	0.008	15.52%	0.013	5.27%	0.008	15.91%	0.012	8.78%
PV	0.008	15.52%	0.013	5.27%	0.008	15.91%	0.012	8.78%
Beijing	2.038	37.81%	4.098	11.30%	1.987	38.72%	3.900	12.11%
Coal-fired	0.00	–	0.709	8.03%	0.00	–	0.625	7.62%
Combined Cycle	2.038	37.81%	3.389	12.01%	1.987	38.72%	3.275	13.01%

	Power Generation				Electricity Sold
Region	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change

Tianjin	1.100	-19.91%	3.052	-4.68%	1.035	-20.12%	2.860	-4.89%
Coal-fired	0.937	-12.56%	2.358	-3.59%	0.876	-12.52%	2.187	-3.85%
Combined Cycle	0.161	-46.22%	0.692	-8.32%	0.157	-46.18%	0.671	-8.15%
PV	0.001	-8.62%	0.002	-17.71%	0.001	-4.18%	0.002	-4.23%
Shanxi Province	1.843	-15.11%	4.617	-11.61%	1.702	-15.26%	4.299	-11.87%
Coal-fired	1.637	-23.54%	3.163	-20.64%	1.499	-24.24%	2.891	-21.26%
Combined Cycle	0.042	596.29%	1.233	3.08%	0.041	560.71%	1.200	3.08%
PV	0.164	584.50%	0.221	426.39%	0.162	582.96%	0.208	395.37%
*Shandong Province	15.811	-24.33%	33.029	-22.67%	16.007	-19.10%	32.868	-18.51%
Coal-fired	15.460	-24.66%	32.402	-22.92%	15.607	-19.62%	32.197	-18.85%
Wind-power	0.229	-7.26%	0.420	-7.66%	0.217	-10.55%	0.404	-8.51%
PV	0.162	26.23%	0.272	24.23%	0.183	42.71%	0.267	22.79%
Henan Province	5.569	16.96%	9.630	-10.79%	5.232	16.86%	9.039	-10.97%
Coal-fired	4.912	10.05%	8.752	-15.52%	4.614	10.04%	8.212	-15.62%
Combined Cycle	0.364	146.22%	0.396	112.97%	0.356	146.74%	0.387	113.37%
Wind-power	0.285	101.93%	0.469	98.56%	0.255	92.67%	0.427	89.19%
PV	0.007	-1.15%	0.013	-2.84%	0.007	-7.32%	0.013	-0.88%
Jiangsu Province	8.872	1.20%	17.008	-12.11%	8.379	0.94%	16.110	-12.16%
Coal-fired	7.304	2.34%	13.903	-15.88%	6.886	2.62%	13.115	-15.81%
Combined Cycle	0.874	-26.24%	1.761	-11.79%	0.857	-26.29%	1.729	-11.80%
Wind-power	0.659	60.78%	1.285	66.69%	0.604	53.01%	1.210	62.08%
PV	0.034	-1.65%	0.058	2.35%	0.033	-3.20%	0.057	0.93%
Shanghai	4.070	21.49%	7.993	-9.46%	3.836	21.40%	7.542	-9.75%
Coal-fired	3.848	29.14%	7.294	-5.83%	3.620	29.31%	6.861	-6.02%
Combined Cycle	0.221	-40.15%	0.699	-35.43%	0.216	-40.11%	0.681	-35.51%
PV	0.00017	–	0.00017	–	–	–	–	–
Chongqing	2.270	-2.68%	4.415	-15.14%	2.111	-2.54%	4.117	-15.05%
Coal-fired	1.905	-3.00%	3.681	-18.45%	1.755	-2.82%	3.402	-18.51%
Combined Cycle	0.305	3.12%	0.625	8.86%	0.297	3.04%	0.609	8.81%
Wind-power	0.060	-17.72%	0.109	-5.03%	0.058	-17.89%	0.106	-5.37%
Zhejiang Province	7.118	22.10%	11.754	-2.32%	6.840	22.29%	11.269	-2.43%
Coal-fired	6.915	21.17%	11.489	-2.81%	6.641	21.35%	11.009	-2.94%
Combined Cycle	0.186	78.73%	0.237	29.72%	0.182	77.85%	0.232	29.63%
PV	0.017	-10.09%	0.028	-3.20%	0.017	-8.19%	0.028	-2.16%
Hubei Province	3.795	-6.45%	7.361	-24.18%	3.557	-6.68%	6.910	-24.41%
Coal-fired	3.560	-6.72%	6.907	-25.81%	3.326	-6.98%	6.466	-26.11%
Wind-power	0.150	-4.82%	0.307	9.15%	0.148	-4.87%	0.302	9.12%
Hydro-power	0.078	3.28%	0.136	26.70%	0.076	2.77%	0.131	26.31%
PV	0.007	12.74%	0.011	11.64%	0.007	9.82%	0.011	11.99%
Hunan Province	2.482	22.75%	4.670	-6.04%	2.324	23.47%	4.361	-6.26%
Coal-fired	2.180	24.30%	4.097	-6.83%	2.026	25.19%	3.802	-6.93%
Wind-power	0.174	30.96%	0.336	3.50%	0.172	30.57%	0.326	1.13%
Hydro-power	0.114	-9.50%	0.215	-9.15%	0.112	-9.75%	0.212	-9.16%
PV	0.014	71.96%	0.021	92.00%	0.013	77.36%	0.021	87.46%

	Power Generation				Electricity Sold
Region	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change

Jiangxi Province	4.708	15.75%	9.001	-2.82%	4.495	15.72%	8.607	-2.90%
Coal-fired	4.416	12.23%	8.489	-5.39%	4.214	12.24%	8.112	-5.46%
Wind-power	0.234	77.40%	0.438	50.97%	0.230	77.82%	0.430	50.74%
PV	0.057	–	0.075	–	0.050	–	0.066	–
Auhui Province	1.274	-7.48%	2.514	-16.18%	1.212	-7.17%	2.400	-16.13%
Coal-fired	1.184	-6.88%	2.348	-16.40%	1.123	-6.56%	2.235	-16.36%
Wind-power	0.073	5.57%	0.149	4.80%	0.072	6.18%	0.148	4.87%
Hydro-power	0.017	-53.90%	0.017	-65.43%	0.017	-53.43%	0.017	-65.19%
*Fujian Province	3.082	33.07%	5.352	19.60%	3.808	46.40%	6.272	28.74%
*Coal-fired	3.079	33.10%	5.346	19.61%	3.805	46.44%	6.266	28.76%
PV	0.003	15.32%	0.006	17.60%	0.003	11.03%	0.006	16.71%
Guangdong Province	6.856	22.00%	10.231	-3.78%	6.391	19.06%	9.618	-5.49%
Coal-fired	6.640	18.26%	10.011	-5.77%	6.358	18.56%	9.580	-5.78%
Combined Cycle	0.210	–	0.210	–	0.027	–	0.027	–
PV	0.006	18.33%	0.011	20.63%	0.006	19.95%	0.011	17.68%
Guangxi	0.169	64.16%	0.289	72.06%	0.163	65.51%	0.278	76.05%
Combined Cycle	0.115	57.93%	0.184	53.60%	0.111	60.07%	0.177	54.01%
Wind-power	0.054	79.31%	0.105	122.87%	0.052	78.40%	0.101	134.55%
Yunnan Province	2.951	211.57%	4.618	131.61%	2.727	215.09%	4.262	131.49%
Coal-fired	2.815	252.79%	4.278	169.41%	2.595	259.85%	3.930	171.74%
Wind-power	0.135	-4.43%	0.337	-15.41%	0.131	-3.97%	0.328	-15.27%
Hydro-power	0.001	-93.22%	0.004	-56.18%	0.001	-93.24%	0.003	-56.46%
Guizhou Province	0.077	66.43%	0.166	16.84%	0.075	64.79%	0.157	12.44%
Wind-power	0.051	11.51%	0.134	-5.65%	0.051	11.11%	0.132	-5.51%
PV	0.025	–	0.032	–	0.024	–	0.025	–
Hainan Province	3.638	-4.91%	6.527	-5.74%	3.376	-4.63%	6.069	-5.52%
Coal-fired	3.503	-5.65%	6.302	-6.66%	3.244	-5.39%	5.849	-6.47%
Combined Cycle	0.074	312.15%	0.107	409.71%	0.072	303.09%	0.104	418.35%
Wind-power	0.021	16.64%	0.048	3.74%	0.021	15.45%	0.047	3.66%
Hydro-power	0.010	-77.87%	0.018	-67.41%	0.010	-78.36%	0.017	-67.78%
PV	0.030	-1.23%	0.053	3.27%	0.029	-0.08%	0.052	2.92%
Total	94.949	3.73%	179.650	-8.05%	91.473	5.41%	172.125	-6.98%

*
According to the requirements of relevant policies, as Huaneng Shandong Bajiao Power Plant & Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its coal-fired installed capacity nor its volume of power generation. Since those power plants began to generate power revenue, the Company’s electricity sales in Shandong Province & Fujian Province was greater than the power generation.

For the first half of 2020, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.6% in Singapore, representing an increase of 1.6 percentage point compared to the same period of last year. The accumulated power generation for the first half year accounted for a market share of 21.5%, representing an increase of 1.0 percentage point compared to the same period of last year.

For the first half of 2020, the net profit attributable to equity holders of the Company was RMB5.441 billion, representing an increase of 58.10% over RMB3.442 billion for the same period last year. The net profit attributable to equity holders of the Company from domestic operations was RMB5.281 billion, representing an increase of 48.89%over the same period last year. The increase was primarily attributable to decline in fuel prices. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB25 million. The net profit attributable to equity holders of the Company from its operations in Pakistan was RMB135 million.

1.	Operating revenue and tax and levies on operations
Operating revenue mainly consists of revenue from electricity sold. For the first half of 2020, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB79.127 billion, representing a decrease of 5.35% from RMB83.603 billion for the same period last year. The operating revenue from domestic operations of the Company decreased by RMB3.350 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB1.354 billion.

The operating revenue from the operations of the Company in Singapore decreased by RMB0.757 billion over the same period of last year. The operating revenue from the operations of the Company in Pakistan was RMB2.148 billion.

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the first half of 2020, the tax and levies on operations of the Company and its subsidiaries were RMB0.887 billion, representing a decrease of RMB37 million from RMB0.924 billion for the same period of last year.

2.	Operating expenses
For the first half of 2020, the total operating expenses of the Company and its subsidiaries was RMB65.812 billion, representing a decrease of 8.85% from the same period last year. The operating expenses in domestic operations of the Company decreased by RMB4.960 billion, or 7.75%, from the same period last year, which was primarily attributable to decline of fuel price, while the operating expenses of the newly acquired entities and newly operated entities were RMB0.641 billion.

The operating expenses from the operations in Singapore decreased by RMB1.031 billion, or 16.05%, from the same period last year. The operating expenses from the operations in Pakistan was RMB1.393 billion.

2.1	Fuel costs
Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the first half of 2020, fuel costs of the Company and its subsidiaries decreased by 13.71 percentage point to RMB40.831 billion. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB5.812 billion, which was primarily attributable to the decline of fuel price. The fuel costs of the newly acquired entities and new generating units were RMB0.301 billion. Fuel costs in Singapore decreased by RMB675 million from the same period last year.

2.2	Depreciation
For the first half of 2020, depreciation expenses of the Company and its subsidiaries increased by RMB151 million to RMB10.843 billion from the same period last year. The depreciation expenses of domestic operations increased by RMB0.129 billion compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB240 million. The depreciation expenses of the operations in Singapore increased by RMB21 million compared to the same time last year.

2.3	Labor
Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the first half of 2020, the labor costs of the Company and its subsidiaries amounted to RMB5.566 billion, representing an increase of RMB637 million from RMB4.929 billion for same period last year.

2.4	Maintenance
For the first half of 2020, the maintenance expenses of the Company and its subsidiaries amounted to RMB1.647 billion, representing a decrease of RMB48 million from RMB1.695 billion for the same period last year. The maintenance expenses of the Company’s domestic operations decreased by RMB37 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB11 million compared to the same period last year.

2.5	Other operating expenses (including electricity power purchase costs)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the first half of 2020, other operating expenses of the Company and its subsidiaries was RMB6.925 billion, representing a decrease of RMB644 million from RMB7.569 billion for the same period last year. The other operating expenses from the Company’s domestic operations increased by RMB126 million. Other operating expenses of the newly acquired entities and new generating units were RMB39 million. Other operating expenses of the operations in Singapore decreased by RMB368 million compared to the same period last year. Other operating expenses of the operations in Pakistan was RMB1.384 billion, representing a decrease of RMB402 million compared to the same period last year..

3.	Financial expenses, net
The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2020 amounted to RMB4.934 billion, representing a decrease of RMB0.689 billion from RMB5.623 billion for the same period last year, which is mainly due to the decrease of borrowings. The financial expenses of domestic operations decreased by RMB0.542 billion, of which RMB0.166 billion is attributable to newly operated generating units. The financial expenses of the Company’s operations in Singapore decreased by RMB89 million. The financial expenses of the Company’s operations in Pakistan was RMB431 million.

4.	Share of profits less losses of associates and joint ventures
The share of profits less losses of associates and joint ventures of the Company and its subsidiaries for the first half of 2020 was RMB1.049 billion, representing an increase of RMB310 million from RMB739 million for the same period last year. This was mainly attributable to increased profits of the associates and joint ventures of the Company, including Shenzhen Energy.

5.	Income tax expenses
For the first half of 2020, the Company and its subsidiaries registered consolidated income tax expenses of RMB1.895 billion, representing an increase of RMB0.548 billion from RMB1.347 billion for the same period last year. The income tax expenses for the domestic operations increased by RMB0.490 billion over the same period last year mainly due to the increased profitability of domestic operations during the period.

6.	Profit/loss attributable to equity holders of the Company
The net profit attributable to equity holders of the Company for the first half of 2020 amounted to RMB5.441 billion, representing an increase of 58.10% over RMB3.442 billion for the same period last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB5.281 billion, representing an increase of 48.89% over the same period last year. The increase is mainly due to decline in fuel prices. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB25 million. The net profit attributable to equity holders of the Company from its operations in Pakistan was RMB135 million

7.	Comparison of financial positions
As of June 30, 2020, consolidated total assets of the Company and its subsidiaries were RMB439.352 billion, representing an increase of 2.59% from RMB428.250 billion as of December 31, 2019. Total liabilities amounted to RMB289.324 billion, representing a decrease of 2.87% from RMB297.871 billion as at the end of 2019. The gearing ratio was 65.85%.

8.	Major financial position ratios
Calculation formula of the financial ratios:

Ratio of liabilities to shareholders’ equity = balance of liabilities at the end of the period/balance of shareholders’ equity (excluding non-controlling interests) at the end of the period

Current ratio = balance of the current assets at the end of the period/balance of current liabilities at the end of the period

Quick ratio = (balance of current assets at the end of the period – net amounts of inventories at the end of the period)/balance of current liabilities at the end of the period

Multiples of interest earned = (profit before tax + interest expenses)/interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As of June 30, 2020	As of December 31, 2019

Ratio of liabilities to shareholders’ equity	2.27	2.74
Current ratio	0.48	0.43
Quick ratio	0.43	0.37

Item	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Multiples of interest earned	2.51	1.95

The ratio of liabilities to owner’s equity decreased compared with the beginning of the year, mainly due to the increase in the company’s owner’s equity. The current ratio and the quick ratio increased from the beginning of the year, mainly due to the decrease in short-term interest-bearing debts of the company, which led to an decrease in current liabilities. Multiples of interest earned has increased compared to the same period of last year, mainly due to the increase in profit before tax.

As of June 30, 2020, the Company and its subsidiaries had net current liabilities of RMB70.183 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations.

II.	Liquidity and Cash Resources
1.	Liquidity
Item	For the six months ended June 30, 2020	For the six months ended June 30, 2019	Change
	(RMB in 100 Million)	(RMB in 100 Million)	(%)

Net cash from operating activities	158.36	167.39	(5)
Net cash used in investing activities	(158.45)	(100.02)	58
Net cash from/(used in) financing activities	26.89	(91.53)	(129)
Effect of exchange rate fluctuations on cash held	(2.15)	(0.46)	370

Net increase in cash and cash equivalent	24.65	(24.62)	(200)
Cash and cash equivalent at beginning of the reporting period	124.43	154.18	(19)

Cash and cash equivalent at the end of the reporting period	149.09	129.56	15

The net cash provided by operating activities of the Company for the first half of 2020 was RMB15.836 billion, representing an decrease of 5% over the same period last year, which mainly due to the fact that electricity generation has declined in comparison to the same period last year, and the settlement scale of bills has increased this year, which results in a decrease of cash received from product selling and labor services by 10 percent.

Net cash used in investing activities of the Company was RMB15.845 billion, representing An increase of 58% from the same period last year, which was mainly due to increased capital expenditure on renewable energy projects.

The financing activities of the Company were principally debt financings. For the first half of 2020, the Company drew down new loans of RMB85.075 billion, issued super short-term notes of RMB8 billion and long-term bonds of RMB4.218 billion, and repaid loans of RMB90.971 billion, super short-term bonds of RMB15 billion and long-term bonds of RMB0 billion upon maturity.

As of 30 June 2020, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar, Japanese Yen and Pakistan Pupee, each of which is measured at RMB equivalent, were RMB12.709 billion, RMB1.594 billion, RMB0.130 billion,  RMB0.3279 million and RMB0.475 billion, respectively.

2.	Capital expenditure and cash resources
2.1	Capital expenditure for infrastructure construction and renovation projects
The capital expenditure for construction and renovation projects of the Company for the first half of 2020 was RMB14.328 billion, including RMB1.649 billion for Liaoning Clean Energy, RMB1.349 billion for Puyang Clean Energy, RMB1.146 billion for Shengdong Rudong Offshore Wind, RMB1.092 billion for Shanxi Integrated Energy, RMB844 million for Pinghu Offshore Wind, RMB760 million for Mengcheng Wind, RMB629 million for Guanyun Clean Energy, RMB562 million for Ruijin Power, RMB452 million for Sheyang New Energy, RMB418 million for Shandong Power Generation, RMB398 million Jiangyin Turbine Engine, RMB389 million for Jilin Power Generation, RMB360 million for Anyang Energy, RMB312 million for Sihong New Energy, RMB254 million for Heilongjiang Power Generation, RMB205 million for Guigang Clean Energy, RMB196 million for Dongguan Turbine Engine and Co-generation, RMB194 million for Lianping Wind Power, RMB187 million for Dalian Thermal Power, RMB165 million for Guanling New Energy, RMB162 million for Diandong Energy, RMB159 million for Xayi Wind Power, RMB142 million for Shidongkou First Plant, and RMB133 million for Diandong Yuwang. The infrastructure and renovation expenditure of other units was RMB2.172 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt financing. The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop new projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

2.2	Cash resources and anticipated financing costs
The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flows from operating activities, and debt and equity financings.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of June 30, 2020, the undrawn banking facilities available to the Company and its subsidiaries amount to more than RMB316.0 billion from, among others, Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company issued unsecured super short-term bonds with face value of RMB2 billion, RMB2 billion, RMB2 billion and RMB2 billion bearing annual interest rates of 1.70%, 1.50%, 1.20% and 1.20% on February 1, 2020, February 2, 2020, April 3, 2020 and May 4, 2020, respectively. Such bonds are denominated in RMB, issued at face value and mature in 90 days, 60 days,60 days and 90 days, respectively.

The Company issued two installments of corporate bonds of USD300 million each, with coupon rate of 2.25% and 2.625%, respectively. Each installment of the bonds is issued at par value in USD with maturity in 5 and 10 years after issuance, respectively.

As of June 30, 2020, the Company and its subsidiaries had outstanding short-term loans of RMB61.515 billion (RMB67.119 billion as of the end of 2019), of which borrowings from banks were charged at annual interest rates ranging from 0.00% to 4.92% (0.00% to 14.58% at the end of 2019).

As of June 30, 2020, the Company and its subsidiaries had outstanding short-term bonds of RMB2.003 billion (RMB9.026 billion at the end of 2019).

As of June 30, 2020, the Company and its subsidiaries had total long-term borrowings (including long-term borrowings maturing within one year) of RMB134.147 billion (end of 2019: RMB134.023 billion), of which RMB borrowings were RMB114.432 billion (end of 2019: RMB110.947 billion), USD borrowings were approximately $1.543 billion (end of 2019: $1.431 billion), euro borrowings of approximately €13 million (end of 2019: €15 million), Singapore dollar borrowings of S$1.679 million (end of 2019: S$2.479 million), and Japanese yen borrowings of ¥2.317 billion (end of 2019: ¥2.372 billion). US dollar and Singapore dollar borrowings are floating rate borrowings and all other foreign currency loans are fixed rate loans. As of June 30, 2020, the annual interest rate on long-term bank borrowings ranged from 0.75% to 6.55% (end of 2019: 0.75% to 6.82%).

The Company will maintain close watch on fluctuations of exchange rate and interest rate markets, and prudently assess currency and interest rate risks.

In addition to meeting cash requirements from operations, constructions and acquisitions in its ordinary course, the Company, along with due consideration of overall development of power generation industry and growth of the Company, will make efforts to control financing costs and financial risks, establish an optimal capital structure for effective financial management activities, with the view to providing sustainable and stable returns to its shareholders.

2.3	Other financing requirements
The objective of the Company is to bring long-term, consistent and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. Upon the approval from the annual general meeting of the shareholders for the year 2019 held on June 24, 2020, the Company declared a cash dividend of RMB0.135 per ordinary share (inclusive of tax), with total dividends of approximately RMB2.119 billion. The Company has not made payment of the dividends as of June 30, 2020.

III.	Performance and Prospects of Significant Investments
The Company acquired 25% equity interests in Shenzhen Energy Group (“Shenneng Group”) with payment of RMB2.390 billion on April 22, 2003. In 2011, Shenneng Group divided into a remainder company Shenneng Group and a new company Shenneng Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenneng Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company. After the merger, the Company directly held 991,741,659 shares of Shenzhen Energy, representing 25.02% of its equity interests. These investments brought a net profit attributable to the equity holders of the Company of RMB741 million for the Company for the first half of 2020 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interests in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interests in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought to the Company a net profit attributable to the equity holders of the Company of RMB78 million for the first half of 2020 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	Employee Benefits Policies
As of June 30, 2020, the Company and its subsidiaries had 57,415 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	Guarantee for Loans, Bonds and Restricted Assets
As of June 30, 2020, the Company provided guarantees of approximately RMB12.216 billion for the long-term bank loans and long-term bonds of Tuas Power; Huaneng Heilongjiang Power Co., Ltd., a subsidiary of the Company, provided guarantee of approximately RMB350 million, RMB866 million and RMB335 million for the long-term bank loans of its subsidiaries Huaneng Daqing Cogeneration Co., Ltd., Daqing Lvyuan Wind Power Co., Ltd., and Huaneng Tongjing Wind Power Co., Ltd., respectively; Huaneng Daqing Cogeneration Co., Ltd., a subsidiary of the Company, provided guarantee of RMB194 million for the long-term bank loans of its subsidiary, Huaneng Yichun Cogeneration Power Co., Ltd; Huaneng Shandong Power Generation Co., Ltd., a subsidiary of the Company, provided guarantee of RMB1.416 billion for Huaneng Shandong Ruyi (Hong Kong) Energy Co, Ltd.

As of June 30, 2020, the details of secured loans of the Company and its subsidiaries are as follows:

1.
As of June 30, 2020, short-term loans of approximately RMB498 million (RMB659 million at the end of 2019) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

2.
As of June 30, 2020, long-term loans of approximately RMB3.432 billion (RMB3.586 billion at the end of 2019) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of RMB3.766 billion (RMB4.913 billion at the end of 2019). As at 30 Jun 2020, short-term loans of RMB566 million were secured by certain equipment.

3.	As of June 30, 2020, long-term loans of approximately RMB6.840 billion (RMB7.287 billion at the end of 2019) were secured by future electricity revenue of the Company and its subsidiaries.

As of June 30, 2020, the restricted bank deposits of the Company and its subsidiaries were RMB481 million (RMB863 million at the end of 2019).

As of June 30, 2020, the discounted or endorsed un-matured accounts receivable have a book value of RMB1.626 billion (RMB2.396 billion at the end of 2019).

As of June 30, 2020, the Company and its subsidiaries had no material contingent liability.

VI.	Risk Factors
1.	Risks relating to electricity market
According to China Electricity Council’s report, Electricity growth nationwide experienced slowdown by 1.3% for the first half of 2020 and expectedly increase by 2%-3% for the whole year of 2020 due to COVID-19 outbreak. Unpredictable Climate, wind and water conditions and accelerated installation and operation of renewable energy facilities add uncertainty to the power generation market which is under increasingly intensified competition as a result of continued market reform, liberalization of business power generation sector and enlarged trading in various provinces and regions within China. The Company will overcome the unfavorable factors such as slowdown of power demand, further implement national policies to increase power generation capacity, make in-depth analysis of market supply and demand, proactively participate in the construction of the spot market, strengthen market analysis and judgment, enhance marketing management, and strictly control power market risks.

In addition, Liberalization of the business power generation and consumption market will contribute to considerable growth of market-based electricity transaction. Rapid development of the spot market has resulted in electricity prices in pilot provinces generally lower than the prices under annual agreement, with prices in certain provinces even lower than the variable cost of power generation, the Company’s average settlement price is expected to be exposed to continued decline. The Company will closely follow the development of government policies and power market reform, strengthen communication with central and local price authorities, actively cooperate with the government to establish reasonable, fair and regulated market conditions, take initiatives to respond to market changes, effect timely adjustment to pricing strategies, and make efforts to prevent and control the risks affecting electricity prices.

2.	Risks relating to environmental protection policies
To mitigate air pollution from emissions, the power plants of the Company have completed ultra-low-emissions renovations which are on par with or exceed applicable national standards, but are still exposed to the risk of sporadic non-compliance with emission requirements due to breakdown of environmental protection facilities. To contain discharge of waste water and by coal mines and ash yards, the Company has arranged renovations by investment for wastewater treatment, coal yard closure and ash yard treatment in power plants in strategically important regions, while the weakness of existing facilities in some of these plants could subject those plants to environmental risks before completion of the renovation efforts.

3.	Risks relating to fuel procurement market
The first half of 2020 witnessed significant fluctuation of coal prices due to COVID-19 outbreak, safety inspections, and shortage of hydropower generation. The market is expected to be exposed to the following risks during the second half of the year: first, the investigation of irregularities in Inner Mongolia’s coal sector for the past 20 years would add pressure on coal production; secondly, the increased uncertainty in international energy market, coupled with exchange rate fluctuations, would have considerable impact on the supply of imported coal; thirdly, the potential widespread recurrence of COVID-19 outbreak could affect coal supply and demand. The Chinese government has implemented a series of policies to maintain supply and stabilize prices, which would help to manage supply risk and control prices. Coal supply during the second half of 2020 is expected to be generally stable with slight price change. The Company will closely monitor changes in policies and domestic and international coal markets, strengthen cooperation with competitive large mines to ensure strict compliance with long term contracts; continue to explore new coal supply channels and carry out spot bidding in procurement; strengthen inventory management with reinforced and efficient storage in off-peak season, intensify mixed use of economic coal, and make various efforts to reduce fuel procurement costs.

4.	Risks relating to interest and exchange rates
In terms of RMB debt, in the first half of the year, in response to the epidemic, the People’s Bank of China comprehensively adopted a variety of monetary policy tools, stepped up counter-cyclical adjustment, lowered interest rates in the financial market, and the capital market was generally loose in order to cope with the epidemic. The current economic situation is still severe and complex, with great instability and uncertainty. In the second half of the year, the monetary policy of the People’s Bank of China will be more flexible, moderate and precise, maintaining the rational growth of money supply and social financing scale, and reducing the comprehensive financing cost significantly. The Company expects that the capital market will continue to maintain a “moderately loose”. Regarding foreign currency debt, the global COVID-19 outbreak is not under effective control, The interest rates of major currencies such as the US dollar are expected to decline slightly during the second half of 2020. The fluctuation of interest rates of foreign currency debts, which account for an insignificant proportion of our total debts, will have limited impact on the Company. The Company will pay close attention to changes in the domestic and overseas capital markets. While ensuring meeting funding requirements, the Company will focus on controlling financing costs by making timely adjustment to financing strategy, maintaining reasonably selected financing portfolios, and reducing the risk of interest rate fluctuations.

SHARE CAPITAL STRUCTURE
As at 30 June 2020, total issued share capital of the Company amounted to 15,698,093,359 shares, of which 10,997,709,919 shares were domestic shares, representing 70.06% of the total issued share capital of the Company, and 4,700,383,440 shares were foreign shares, representing 29.94% of the total issued share capital of the Company. In respect of foreign shares, Huaneng Group through its wholly-owned subsidiaries China Hua Neng Group Hong Kong Limited and China Huaneng Group Treasury Management (Hong Kong) Limited, held 472,000,000 and 131,956,000 shares, representing 3.01% and 0.84% of the total issued share capital of the Company, respectively. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 32.28% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 9.91% of the total issued share capital of the Company. Through its controlling subsidiary China Huaneng Finance Corporation Limited, Huaneng Group held 61,194,199 shares, representing 0.39% of the total issued share capital of the Company. Other domestic shareholders held a total of 4,314,729,053 shares, representing 27.49% of the total issued share capital.

PURCHASE, SALE OR REDEMPTION OF SHARES
The Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in the first half of 2020.

DISCLOSURE PURSUANT TO RULE 14A.63 OF THE LISTING RULES
Reference is made to the announcement of the Company dated 1 April 2020 (the “Announcement”).

As disclosed in the Announcement, Huaneng Group guaranteed that the audited actual net profit for 2017, 2018 and 2019 for each of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (being certain subsidiaries of Huaneng Shandong Power Generation Limited as acquired by the Company) (collectively, “Profit Forecast Companies”, and individually, “Each Profit Forecast Company”) would not be less than the forecasted net profit. In 2019, the forecasted net profit for Each Profit Forecast Company was as follows:

Unit: RMB10,000
Company name	Direct or indirect interest held by Huaneng Group at time of equity transfer	Forecasted net profit for 2019

Huanemg Laiwu Power Generation Limited	80.00%	59,280.61
Huaneng Jiaxiang Power Generation Limited	50.00%	3,757.37
Huaneng Jining Canal Power Generation Limited	98.35%	16,624.85
Huaneng Liaocheng Thermal Power Limited	75.00%	7,100.78
Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant	100.00%	5,619.20

According to the Specific Audit Report on Situation Description of the Differences Between Actual Net Profit/(Loss) and the Forecast Net Profit, which was audited by Ernst & Young Hua Ming LLP, the aggregate difference between the actual net profit/(loss) (net of the non-recurring items) and the forecasted net profit for 2019 for the Profit Forecast Companies was RMB693.8797 million. As the Actual Net Profit of Each Profit Forecast Company for 2019 fell short of the forecasted net profit and according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement (the “Profit Forecast Compensation Agreement”) entered into between Huaneng Group and the Company on 14 October 2016, Huaneng Group should compensate the Company. The Profit Forecast Companies’ total cash compensation for 2019 was RMB457.727 million. The compensation, which shall be payable by way of cash by Huaneng Group to the Company within 20 working days from the date of disclosure of the specific audit report.

The Company has received the abovementioned cash compensation from Huaneng Group in April 2020. The independent non-executive Directors of the Company were of the opinion that Huaneng Group has fulfilled the payment obligation for its undertaking on 2019 result compensation under the Profit Forecast Compensation Agreement.

SHAREHOLDINGS OF MAJOR SHAREHOLDERS
The following table summarises the shareholdings of the top ten shareholders of the Company’s shares as at 30 June 2020:

Name of Shareholders	Total shareholdings as at end of the reporting period	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	32.28%
HKSCC Nominees Limited*	4,102,339,882	26.13%
China Huaneng Group Co., Ltd.	1,555,124,549	9.91%
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36%
China Securities Finance Corporation Limited	492,186,504	3.14%
China Hua Neng Group Hong Kong Limited	472,000,000	3.01%
Jiangsu Guoxin Investment Group Limited	416,500,000	2.65%
Dalian Municipal Construction Investment Company Limited	301,500,000	1.92%
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81%
Fujian Investment & Development Group Co., Ltd.	251,814,185	1.60%

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY
As at 30 June 2020, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of Shareholder	Class of shares	Number of shares held (share)	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate Percentage of shareholding in the Company’s total issued H Shares

Huaneng International Power Development Corporation(Note 2)	Domestic shares	5,066,662,118(L)	Beneficial owner	32.28%(L)	46.07%(L)	–
China Huaneng Group Co., Ltd.(Note 3)	Domestic shares	1,616,318,708(L)	Beneficial owner	10.30%(L)	14.70%(L)	–
China Huaneng Group Co., Ltd.(Note 4)	H Shares	603,956,000(L)	Beneficial owner	3.85%(L)	–	12.85%(L)
Luo Yi 駱奕(Note 5)	H Shares	736,370,000(L)	Interest of spouse	4.69%(L)	–	15.66%(L)
		16,088,000(L)	Interest of controlled corporation	0.10%(L)	–	0.34%(L)
Qiu Guogen 裘國根(Note 5)	H Shares	736,370,000(L)	Interest of controlled corporation	4.69%(L)	–	15.66%(L)
		16,088,000(L)	Interest of spouse	0.10%(L)	–	0.34%(L)

Note:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, China Huaneng Group Co., Ltd. held 75% direct interests and 25% indirect interests in HIPDC.

(3)
Of the 1,616,318,748 domestic shares, China Huaneng Group Co., Ltd. directly held 1,555,124,549 domestic shares, and through its controlling subsidiary, China Huaneng Finance Corporation Limited, China Huaneng Group Co., Ltd. indirectly held 61,194,199 domestic shares.

(4)
China Huaneng Group Co., Ltd. held (i) 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, (ii) 131,956,000 H shares through its wholly owned subsidiary China Huaneng Group Treasury Management (Hong Kong) Limited.

(5)
Long position of 490,980,000 H shares was held by 上海重陽戰略投資有限公司 Shanghai Chongyang Strategic Investment Co., Ltd., while long position of 211,590,000 H shares was held by 上海重陽投資管理股份有限公司Shanghai Chongyang Investment Management Co., Ltd., long position of 30,800,000 H shares was held by 重陽集團有限公司 Chongyang Group Co., Ltd. and long position of 3,000,000 H shares was held by 重陽國際資產管理有限公司 Chongyang International Asset Management Co., Ltd.. Luo Yi is the spouse of Qiu Guogen who is the ultimate beneficial owner of each of Shanghai Chongyang Strategic Investment Co., Ltd., Shanghai Chongyang Investment Management Co., Ltd., Chongyang Group Co., Ltd. and Chongyang International Asset Management Co., Ltd..

Save as stated above, as at 30 June 2020, in the register required to be kept under Section 336 of SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES
The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2020.

As at 30 June 2020, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT
As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS
It was resolved by the Board not to distribute dividends for the first half of 2020.

DISCLOSURE OF MATERIAL EVENTS
1.	Status on Change of the Chairman of the ninth session of the Board of Directors
The “Proposal on the Election of the Chairman of the Board of Directors and Chairman of the Strategy Committee of the Company and the Appointment of the Honorary Chairman” was considered and unanimously passed at the 26th meeting of the ninth session of the Board of Directors of the Company convened on 5 March 2020, whereby the election of Mr. Zhao Keyu as the Chairman of the ninth session of the Board of Directors and the chairman of the Strategy Committee of the Company was approved. Mr. Shu Yinbiao resigned as the Chairman and Director of the Company due to work requirements. In view of the significant contributions made by Mr. Shu Yinbiao to the Company during his term as the Chairman of the Company, the Board of Directors decided to appoint Mr. Shu Yinbiao as the honorary chairman of the Company.

2.	Status on re-election of the Board of Directors and the Supervisory Committee
The Company held the annual general meeting, the meeting of the Supervisory Committee and the Board meeting on 16 June 2020, respectively, to complete the election on change of session of each of the Board of Directors and the Supervisory Committee.

Members of the new session of the Board of Directors of the Company are as follows: Zhao Keyu (Chairman), Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, Mi Dabin, Cheng Heng, Guo Hongbo, Lin Chong, Xu Mengzhou (Independent Director), Liu Jizhen (Independent Director), Xu Haifeng (Independent Director), Zhang Xianzhi (Independent Director) and Xia Qing (Independent Director).

Members of the new session of the Supervisory Committee of the Company are as follows: Li Shuqing (Chairman of the Supervisory Committee), Mu Xuan (Vice Chairman of the Supervisory Committee), Ye Cai, Gu Jianguo, Zhang Xiaojun and Xu Jianping.

3.	Change of the President of the Company
The Company has reviewed and approved the Proposal on Appointment of the President of the Company at the 26th meeting of the ninth session of the Board of Directors held on 5 March 2020, and agreed to appoint Mr. Zhao Ping as the President of the Company. Mr. Zhao Keyu resigned as president of the Company.

CORPORATE GOVERNANCE
The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardised and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximising the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable and increasing returns for shareholders of the Company.

During the reporting period, the Company has complied with the relevant provisions of Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules.

(a)	Code of Corporate Governance
In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance
In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to operate in accordance with laws and regulations.

Over the years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the Annual Report and the Work Regulations on Annual Report for the Audit Committee, and amended relevant regulations and systems according to the applicable laws and the development needs of the Company.

The Board of Directors of the Company always regards the enhancement of corporate governance and the regulation of the three meetings as its own responsibility, continuously strengthens its own construction, and operates in compliance with laws and regulations, laying a solid foundation for the Company’s sustained and healthy development. In 2020, the Board of Directors of the Company has continuously led the Company to adhere to strategic leadership, enhanced development planning. In line with the Company’s strategic goals of “Six New Enhancements” and “Two Greater Breakthroughs”, the Company thoroughly implemented the new development concept and implemented the new energy safety strategy of “Four Reforms, One Cooperation” to deepen the supply-side structural reform and conduct the three critical battles, to achieve new improvements in green development, operational excellence, technological innovation, international operations, intrinsic safety, and the quality of party-building works, and make major breakthroughs in structural adjustments and the work of “resolving stagnant enterprises and enterprises with difficulties” thus to accelerate the pace of establishing a world-class listed power company with global competitiveness. At the same time, the Company will strictly abide by the “Guidelines for the Governance of Listed Companies”, with the fundamental aim of maximizing the interests of shareholders, treat all shareholders fairly, maintain a positive, balanced and stable dividend policy, and manage well the relationship between its long-term development of the Company and the short-term benefits of its investors.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the followings in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes regarding the observance of laws and regulatory requirements;

4.	Formulating, reviewing and supervising the codes of conduct and compliance handbook applicable to directors and employees; and

5.	Reviewing the Company’s status on compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system
The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the chief accountant, managers of each functional department to be responsible for reviewing the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors who will report on the Company’s important matters of the week, thereby ensuring the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current functioning systems include the Measures on Information Disclosure Management, the Measures on Connected Transaction Management, Management Measures on Insiders, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication upon the approval of the Company’s management and the authorised representatives of the Information Disclosure Committee. In addition, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their expertise.

(3)	Regulating financial management system, strengthening internal control
In 2020, the Company adheres to its principle of good faith and fair treatment to its shareholders and makes a lot of detailed work in preparing the financial reports and connected practice standard and on aspect of internal controls. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Basic Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have reviewed the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company realized the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Use and Management of Large Amount by Headquarter of the Company, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raised, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“China Securities Regulatory Commission”) and the Shanghai Stock Exchange (“Shanghai Stock Exchange”) for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds.

4.
The overall objective of internal control of the Company is to promote implementation of the corporate strategy. Specific goals are to maintain lawful operation and management of the Company, asset safety, and truthfulness and completeness of financial reports and related information, thus promoting the overall enhancement of operating efficiency and actual effect.

The Company has formulated a comprehensive system, thereby achieving systematic management. The Company has comprehensively sort out internal and external risks and various business processes, and completed the “Internal Control Manual”, the fifth version of which in use detailed 23 business processes and organisational structures including income, material procurement, fuel management and fund management, and 19 soft elements including human resources management, antifraud and risk management in terms of five areas including environment control, risk assessment, process control, information and communication, and monitoring, thereby comprehensively elaborating the Company’s guiding principles and policies, work procedures and job duties of various posts, regulating the standard procedures of various business processes and realising a streamlined system. Currently, the Company is revising the current version, and intends to publish and implement the sixth version of the “Internal Control Manual” by the end of 2020.

The Company has compiled the “Internal Control Evaluation Handbook” specifying the three-tier internal control evaluation management system, the internal control evaluation mode comprised of routine evaluation and supervision on key area, regulating the internal control evaluation procedures, evaluation methods, defect defining procedures and standards in order to realize standardisation of internal control evaluation. The Company conducts annual assessment on the applicability and effectiveness of the above system and regularly conducts revision and perfection in order to realise dynamic maintenance of the internal control system.

For the purpose of risk identification, the “Internal Control Manual” stipulates the corresponding control measures and defines key control points. Through the implementation of the “one post for one item system” at each control point, the control responsibility is divided to every post at various levels so that internal control and job responsibilities are combined and all members of staff can participate in the construction of internal control. The Company has implemented the internal control routine evaluation mechanism, set up the post of internal control evaluators in each department and subordinate unit respectively, conducted monthly internal control evaluation, and established a three-tier evaluation quality supervision mechanism respectively at the three levels of the Company, regional offices and basic level units by way of the internal control management system in order to conduct real-time tracking of the implementation of internal control. During the first half of 2020, the Company has successfully completed a six-month internal control routine evaluation, thus effectively protecting and promoting the sustained and healthy development of the businesses of the Company and realising the stable operation of the internal control system. The Company has combined the new requirements and new changes in business and management and constantly advanced experience and common issues, and launched comprehensive and multilevel internal control training each year, and widely publicised internal control concepts and knowledge, thus continuously optimising the internal control environment.

The internal control and management departments, internal audit department and external auditors regularly report the internal control work situation to the Audit Committee of the Board of Directors respectively, thus ensuring the continued and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, regularly conducts internal control target reviews on an annual basis, thus realizing the review results in a timely manner, effectively guiding the units at all levels to focus on the quality of internal control work and practically realising of the deep level objective of management enhanced by internal control.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

(b)	Securities transactions by Directors
As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant restrictive provisions on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest provision, that is, abiding by the strictest provision among three jurisdictions. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction inside information using inside information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors, supervisors and senior management of the Company, all the directors, supervisors and senior management currently do not hold any shares of the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors
The Board of Directors of the Company comprises of 15 members. Of the members of the tenth session of the board of directors, Mr. Zhao Keyu as the Chairman; Mr. Zhao Keyu and Mr. Zhao Ping as the Executive Directors; Mr. Huang Jian, Mr. Wang Kui, Mr. Lu Fei, Mr. Teng Yu, Mr. Mi Dabin, Mr. Cheng Heng, Mr. Guo Hongbo and Mr. Lin Chong as the Non-executive Directors; and Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing as the Independent Non-executive Directors of the Company.

The Board of Directors of the Company has held ten meetings during the reporting period, including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Names	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Zhao Keyu	8	8	0	100%
Zhao Ping	3	3	0	100%

Non-executive Directors
Huang Jian	10	10	0	100%
Wang Kui	3	3	0	100%
Lu Fei	3	3	0	100%
Teng Yu	3	3	0	100%
Mi Dabin	10	10	0	100%
Cheng Heng	10	10	0	100%
Guo Hongbo	10	10	0	100%
Lin Chong	10	10	0	100%

Independent non-executive Directors
Xu Mengzhou	10	10	0	100%
Liu Jizhen	10	10	0	100%
Xu Haifeng	10	10	0	100%
Zhang Xianzhi	10	10	0	100%
Xia Qing	3	3	0	100%

Directors who had resigned
Shu Yinbiao	2	2	0	100%
Wang Yongxiang	7	7	0	100%
Yue Heng	7	7	0	100%

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meeting, first quarterly meeting, half-yearly meeting and third quarterly meeting.

All arrangements for regular meetings have been notified to all directors at least 14 days prior to the meeting and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors of the Company have submitted their independent non-executive director confirmation letters of 2020 according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the directors of the Company obtained adequate information through the chairman office meeting in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed corporate briefings, data etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman discharged part of the duties of the Board, including but not limited to (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarised the implementation and execution of work during the reporting period taking into consideration of opinions of the Supervisory Committee and the Senior Management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Directors who attended the 2020 first extraordinary general meeting of the Company were Huang Jian (Director), Mi Dabin (Director), Yue Heng (Independent Director and Chairman of the Ninth Session of the Audit Committee), Xu Mengzhou (Independent Director), Liu Jizhen (Independent Director and Chairman of the Ninth Session of the Nomination Committee) and Xu Haifeng (Independent Director); Directors who attended the 2019 annual general meeting of the Company were Zhao Keyu (Chairman), Huang Jian (Director), Xu Mengzhou (Independent Director) and Xu Haifeng (Independent Director).

(d)	Chairman and President
The Company shall have a Chairman and a President who shall perform their duties respectively and separately according to the Articles of Association. During the reporting period, Mr. Shu Yinbiao resigned from the position as the Chairman of the Company due to work reason. The Board resolved to appoint Mr. Zhao Keyu to be the Chairman of the Company on 5 March 2020.

The Board resolved to appoint Mr. Zhao Ping to be the President of the Company to replace Mr. Zhao Keyu on 5 March 2020.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors
According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (inclusive) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (inclusive) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Jian	16 June 2020-2023
Wang Kui	16 June 2020-2023
Lu Fei	16 June 2020-2023
Teng Yu	16 June 2020-2023
Mi Dabin	16 June 2020-2023
Cheng Heng	16 June 2020-2023
Guo Hongbo	16 June 2020-2023
Lin Chong	16 June 2020-2023

(f)	Directors’ Remuneration
According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. The Remuneration and Appraisal Committee will review and submit annual total wages to the board of directors annually. Each of the Executive Directors has signed a director’s service contract in accordance with the requirement of the Stock Exchange.

Members of the ninth session of the Remuneration and Appraisal Committee of the board of directors were Mr. Zhang Xianzhi, Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng, among whom Mr. Yue Heng, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi were Independent Non-executive Directors and Mr. Zhang Xianzhi was the chairman of the committee.

Members of the tenth session of the Remuneration and Appraisal Committee of the board of directors are Mr. Xu Mengzhou, Mr. Zhao Ping, Mr. Cheng Heng, Mr. Guo Hongbo, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi; among whom Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi are Independent Non-executive Directors and Mr. Xu Mengzhou is the chairman of the committee.

The Remuneration and Appraisal Committee under the Board operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2020 on 30 March 2020, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2020 was approved. In the second half of 2020, the Remuneration and Appraisal Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Ninth Session of the Board in 2020	30 March 2020	Zhang Xianzhi, Guo Hongbo, Cheng Heng, Yue Heng, Liu Jizhen and Xu Haifeng	–

(g)	Nomination of Directors
According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates for directors of the Company is mainly made by shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the ninth session of the Nomination Committee of the board of directors were Mr. Liu Jizhen, Mr. Mi Dabin, Mr. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi, among whom Mr. Liu Jizhen, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi were Independent Non-executive Directors and Mr. Liu Jizhen was the chairman of the committee.

Members of the tenth session of the Nomination Committee of the board of directors are Mr. Liu Jizhen, Mr. Zhao Keyu, Mr. Mi Dabin, Mr. Lin Chong, Mr. Xu Mengzhou, Mr. Zhang Xianzhi and Mr. Xia Qing, among whom Mr. Liu Jizhen, Mr. Xu Mengzhou, Mr. Zhang Xianzhi and Mr. Xia Qing are Independent Non-executive Directors and Mr. Liu Jizhen is the chairman of the committee.

During the Reporting Period, the Nomination Committee held four meetings and reviewed five resolutions such as the “Proposal on Election of Directors of the Company”, “Proposal on Appointment of Vice President of the Company”, “Proposal on Appointment of President of the Company”, “Review Report on Qualifications of Candidates for Directors of the Tenth Session of the Board of Directors” and the “Proposal on Appointment of Vise President and Chief Engineer of the Company”.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Ninth Session of the Board in 2020	20 January 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

Second meeting of the Nomination Committee of the Ninth Session of the Board in 2020	5 March 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

Third meeting of the Nomination Committee of the Ninth Session of the Board in 2020	30 March 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

Fourth meeting of the Nomination Committee of the Ninth Session of the Board in 2020	22 May 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

(h)	Appointment of Auditors
Ernst & Young and Ernst & Young Hua Ming LLP are appointed as the Company’s international and domestic auditors for 2020.

(i)	Audit Committee
According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statements;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works generally. The Board has formulated the Management Rules on Whistle-Blowing through Hotlines and Mailboxes, and, pursuant to which the Audit Committee will be responsible for the management of the whistle-blowing hotlines and mailboxes.

Members of the Audit Committee comprises of five directors. Members of the ninth session of the Audit Committee of the board of directors were, namely, Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi, among whom Mr. Yue Heng was the chairman of the committee.

Members of the tenth session of the Audit Committee of the board of directors are, namely, Mr. Zhang Xianzhi, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Xia Qing, among whom Mr. Zhang Xianzhi is the chairman of the committee.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee has communicated separately and respectively with the Company’s counsels, external auditors, management and the relevant functional departments of the Company. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, the anti-fraud position in the Company, the recruitment of staff, the implementation and execution of internal control mechanisms, the audit work carried out by external auditors and the responsible officers of the audit department, the Audit Committee has rendered their views and suggestions.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Ninth Session of the Board in 2020	6 March 2020	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi	–

Second meeting of the Audit Committee of the Ninth Session of the Board in 2020	30 March 2020	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi	–

Third meeting of the Audit Committee of the Ninth Session of the Board in 2020	20 April 2020	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi	–

(j)	Responsibility assumed by the Directors in relation to the financial statements
The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Senior management’s interests in shares
None of the senior management of the Company holds any shares of the Company.

(l)	Strategy Committee
For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the abovementioned matters;

(6)	comprehensive risk management of the Company to improve the Company’s overall risk resistance; and

(7)	other matters as requested by the Board of Directors.

The ninth session of the Strategy Committee of the board of directors comprises of four directors, namely, Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen and Mr. Xu Haifeng, of whom Mr. Liu Jizhen and Mr. Xu Haifeng were Independent Non-executive Directors. Mr. Shu Yinbiao (Chairman) was the ad hoc chairman of the Strategy Committee.

The tenth session of the Strategy Committee of the board of directors comprises of seven directors, namely, Mr. Zhao Keyu, Mr. Zhao Ping, Mr. Huang Jian, Mr. Wang Kui, Mr. Lu Fei, Mr. Liu Jizhen and Mr. Xu Haifeng, of whom Mr. Liu Jizhen and Mr. Xu Haifeng are Independent Non-executive Directors. Mr. Zhao Keyu is the chairman of the Strategy Committee.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(m)	Directors’ and senior management’s training
The Company organises its Directors and Supervisors to attend the trainings provided by regulatory authorities every year. During the reporting period, the directors and supervisors of the Company attended training of directors and supervisors according to regulatory requirements. Mr. Huang Chaoquan, Vice President and Secretary of the Board of Directors of the Company, participated in an online seminar on the amendments to the Mandatory Provisions for H Shares of the Hong Kong Institute of Chartered Secretaries; Mr. Zhao Keyu, Chairman of the Board of Directors of the Company, and Mr. Zhao Ping, Director and President of the Company, participated in the 4th Session of the Online Training Series for the Chairman and President of the China Association of Listed Companies; Mr. Zhao Keyu, Chairman of the Board of Directors of the Company, Mr. Zhao Ping, Director and President of the Company, and Mr. Huang Chaoquan, Vice President and Secretary of the Board of Directors of the Company, participated in the Special Training on Securities Law of Listed Companies in Beijing of the Listed Companies Association of Beijing.

The Company conducts introduction by legal counsels of all three listing jurisdictions specifically to all Independent Non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the application of relevant systems to the Company and the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The Company attaches importance to the training and continuing development of senior management. The Company organises members of senior management to participate the training courses provided by relevant State authorities, industrial managing authorities and industrial associations.

THE USE AND DEPOSIT OF FUNDS RAISED
As approved by the China Securities Regulatory Commission with the “Approval on the Non-public Issuance of Shares of Huaneng Power International, Inc. (Zheng Jian Xu Ke [2018] No.696), the Company issued 497,709,919 RMB ordinary shares (A shares) (at nominal value of RMB1.00 per share) at the issue price of RMB6.55 per share under non-public issuance to 7 target subscribers, with total proceeds of RMB3,259,999,969.45 in September 2018. After deducting the expenses such as underwriting and sponsor fees, the net proceeds were RMB3,245,329,969.59. As at 10 October 2018, the proceeds have all been received.

According to the A-share issuance plan and the announcement on changing the certain proceeds-funded investment projects and implementation methods, the proceeds from the non-public issuance of A-shares are used for capital expenditure of Xiegang Gas Turbine Project in Guangdong, Dafeng Offshore Wind Power Project in Jiangsu, Mianchi Phoenix Mountain Wind Power Project in Henan, and Longchi Wind Power Project in Anhui.

As at 30 June 2020, the Company has accumulatively invested RMB2,101,859,694.10 of which RMB155,009,206.16 was used in the first half of 2020) out of the proceeds. The balance of the unused proceeds to temporarily supplement working capital was RMB1,155,060,000.00. The balance of the proceeds amounted to RMB1,170,114,833.74 (inclusive of interests). For details of deposit and the actual use of proceeds in the first half of 2020 of the Company, please refer to an announcement dated 19 August 2020 of the Company.

REVIEW BY THE AUDIT COMMITTEE
The interim results of 2020 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS
As at 30 June 2020, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim of material importance was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION
The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2020 will be available at the following addresses and websites:

PRC
Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6322 6888
Website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited 9th Floor, Central Plaza, 99 Queen’s Road Central, Hong Kong Tel: (852) 2851 1038 Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn; http://www.hpi-ir.com.hk

By Order of the Board
Huaneng Power International, Inc.
Zhao Keyu
Chairman

As at the date of this report, the directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
19 August 2020

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS AT 30 JUNE 2020
(Amounts expressed in thousands of RMB)

	Notes	As at 30 June 2020	As at 31 December 2019
ASSETS
Non-current assets
Property, plant and equipment	5	290,151,073	285,622,907
Right-of-use assets		17,541,728	17,168,072
Investments in associates and joint ventures		21,801,087	20,783,259
Investment properties		660,745	671,710
Other equity instrument investments		793,747	779,218
Power generation licenses		4,075,203	4,149,468
Mining rights		1,579,641	1,577,505
Deferred income tax assets	18	2,025,153	2,160,187
Derivative financial assets		18,137	16,376
Goodwill	7	15,740,493	15,934,955
Other non-current assets	8	19,020,138	18,605,005
Total non-current assets		373,407,145	367,468,662
Current assets
Inventories		8,036,983	8,883,183
Other receivables and assets	9	6,781,350	6,217,763
Accounts receivable	10	35,612,298	32,268,939
Contract assets		69,876	30,466
Derivative financial assets		54,722	74,911
Bank balances and cash	23	15,389,507	13,306,139
Total current assets		65,944,736	60,781,401

Total assets		439,351,881	428,250,063

The notes on pages 48 to 97 are an integral part of this unaudited interim condensed consolidated financial information.

	Notes	As at 30 June 2020	As at 31 December 2019
EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital		15,698,093	15,698,093
Other equity instruments		41,447,319	25,127,821
Capital surplus		25,993,044	26,215,137
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(351,836)	(54,812)
Retained earnings		36,268,149	33,677,466
		127,194,799	108,803,735

Non-controlling interests		22,833,561	21,575,311
Total equity		150,028,360	130,379,046
Non-current liabilities
Long-term loans	12	117,046,288	115,364,598
Long-term bonds	13	25,225,521	28,487,115
Lease liabilities		2,994,826	4,279,925
Deferred income tax liabilities	18	3,069,840	3,137,791
Derivative financial liabilities		271,487	200,408
Other non-current liabilities	14	4,587,961	4,780,770
Total non-current liabilities		153,195,923	156,250,607
Current liabilities
Accounts payable and other liabilities	15	36,770,671	37,270,081
Contract liabilities		928,222	2,706,529
Taxes payable		1,698,406	2,101,617
Dividends payable		3,492,894	1,191,036
Derivative financial liabilities		293,963	250,300
Short-term bonds	16	2,003,121	9,025,535
Short-term loans	17	61,515,374	67,119,368
Current portion of long-term loans	12	17,100,367	18,658,114
Current portion of long-term bonds	13	10,297,664	2,799,808
Current portion of lease liabilities		1,961,712	432,745
Current portion of other non-current liabilities	14	65,204	65,277
Total current liabilities		136,127,598	141,620,410

Total liabilities		289,323,521	297,871,017

Total equity and liabilities		439,351,881	428,250,063

The notes on pages 48 to 97 are an integral part of this unaudited interim condensed consolidated financial information.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2020
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Notes	2020	2019
Operating revenue	4	79,126,811	83,603,381
Tax and levies on operations		(887,000)	(923,939)
		78,239,811	82,679,442

Operating expenses
Fuel		(40,830,500)	(47,318,459)
Maintenance		(1,647,153)	(1,695,274)
Depreciation		(10,842,692)	(10,692,055)
Labour		(5,566,132)	(4,929,079)
Service fees on transmission and transformer facilities of HIPDC		(48,774)	(47,947)
Purchase of electricity		(2,348,127)	(2,333,351)
Others	20	(4,528,387)	(5,186,827)
Total operating expenses		(65,811,765)	(72,202,992)

Profit from operations		12,428,046	10,476,450

Interest income		154,503	120,404

Financial expenses, net
Interest expense		(4,854,070)	(5,498,587)
Exchange loss and bank charges, net		(79,919)	(124,230)
Total financial expenses, net		(4,933,989)	(5,622,817)
Share of profits and losses of associates and joint ventures		1,049,494	739,458
Gain on fair value changes of financial assets/liabilities		255	17,610
Other investment (loss)/income		(102,432)	10,784
Profit before income tax expense		8,595,877	5,741,889

Income tax expense	21	(1,895,443)	(1,346,516)
Net profit		6,700,434	4,395,373

		For the six months ended 30 June
	Notes	2020	2019
Other comprehensive (loss)/income, net of tax

Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		(789)	165,071
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(131,391)	535,607
Income tax effect		197	(41,267)

Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of investees accounted for under the equity method		1,008	229
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments arising during the period		(454,787)	464,973
Reclassification adjustments for (loss)/gains included in the consolidated statement of profit or loss		315,632	(73,122)
Exchange differences on translation of foreign operations		(421,727)	(225,479)
Income tax effect		23,656	(66,680)
Other comprehensive (loss)/income, net of tax		(668,201)	759,332

Total comprehensive income		6,032,233	5,154,705
Net profit attributable to:
– Equity holders of the Company		5,441,025	3,441,565
– Non-controlling interests		1,259,409	953,808
Total comprehensive income attributable to:
– Equity holders of the Company		4,921,908	4,439,452
– Non-controlling interests		1,110,325	715,253
Earnings per share attributable to the ordinary shareholders of the Company (expressed in RMB per share)
– Basic and diluted	22	0.30	0.20

The notes on pages 48 to 97 are an integral part of this unaudited interim condensed consolidated financial information.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2020
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
	Share capital	Other equity instruments	Share premium	Hedging reserve	Fair value reserve of financial assets at fair value through other comprehensive income	Other reserve in other comprehensive income	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non–controlling interests	Total equity
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670

Profit for the six months ended 30 June 2019	–	272,254	–	–	–	–	–	–	–	–	3,169,311	3,441,565	953,808	4,395,373
Other comprehensive income/(loss):
Fair value changes of other equity instrument investments, net of tax	–	–	–	–	123,782	–	–	123,782	–	–	–	123,782	22	123,804
Share of other comprehensive income of investees – accounted for under the equity method, net of tax	–	–	–	–	535,607	229	–	535,836	–	–	–	535,836	–	535,836
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	–	–	–	321,345	–	–	–	321,345	–	–	–	321,345	3,826	325,171
Currency translation differences	–	–	–	–	–	–	–	–	–	16,924	–	16,924	(242,403)	(225,479)
Total comprehensive income for the six months ended 30 June 2019	–	272,254	–	321,345	659,389	229	–	980,963	–	16,924	3,169,311	4,439,452	715,253	5,154,705

Distribution of other equity instruments	–	(349,700)	–	–	–	–	–	–	–	–	–	(349,700)	–	(349,700)
Dividends relating to 2018 (Note 11)	–	–	–	–	–	–	–	–	–	–	(1,569,809)	(1,569,809)	(392,123)	(1,961,932)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	135,578	135,578
Others	–	–	–	–	–	–	–	–	–	–	332	332	27	359
Balance as at 30 June 2019	15,698,093	9,999,950	24,770,682	(109,551)	1,586,193	(102,501)	1,031,071	27,175,894	8,140,030	(323,413)	36,265,139	96,955,693	22,144,987	119,100,680

The notes on pages 48 to 97 are an integral part of this unaudited interim condensed consolidated financial information.

	Attributable to equity holders of the Company
			Capital surplus
	Share capital	Other equity instruments	Share premium	Hedging reserve	Fair value reserve of financial assets at fair value through other comprehensive income	Other reserve in other comprehensive income	Other capital reserve	Subtotal	Surplus reserve	Currency translation differences	Retained earnings	Total	Non–controlling interests	Total equity
Balance as at 31 December 2019	15,698,093	25,127,821	24,770,682	(298,249)	737,585	(101,562)	1,106,681	26,215,137	8,140,030	(54,812)	33,677,466	108,803,735	21,575,311	130,379,046

Profit for the six months ended 30 June 2020	–	731,099	–	–	–	–	–	–	–	–	4,709,926	5,441,025	1,259,409	6,700,434
Other comprehensive (loss)/income:
Fair value changes of other equity instrument investments, net of tax	–	–	–	–	(566)	–	–	(566)	–	–	–	(566)	(26)	(592)
Share of other comprehensive income of investees – accounted for under the equity method, net of tax	–	–	–	–	(131,391)	1,008	–	(130,383)	–	–	–	(130,383)	–	(130,383)
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	–	–	–	(91,144)	–	–	–	(91,144)	–	–	–	(91,144)	(24,355)	(115,499)
Currency translation differences	–	–	–	–	–	–	–	–	–	(297,024)	–	(297,024)	(124,703)	(421,727)
Total comprehensive income for the six months ended 30 June 2020	–	731,099	–	(91,144)	(131,957)	1,008	–	(222,093)	–	(297,024)	4,709,926	4,921,908	1,110,325	6,032,233

Issue of other equity instruments	–	16,465,204	–	–	–	–	–	–	–	–	–	16,465,204	–	16,465,204
Distribution of other equity instruments(Note 11)	–	(876,805)	–	–	–	–	–	–	–	–	–	(876,805)	–	(876,805)
Dividends relating to 2019 (Note 11)	–	–	–	–	–	–	–	–	–	–	(2,119,243)	(2,119,243)	(111,148)	(2,230,391)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	200,970	200,970
Business combination (Note 26)	–	–	–	–	–	–	–	–	–	–	–	–	48,103	48,103
Others	–	–	–	–	–	–	–	–	–	–	–	–	10,000	10,000

Balance as at 30 June 2020	15,698,093	41,447,319	24,770,682	(389,393)	605,628	(100,554)	1,106,681	25,993,044	8,140,030	(351,836)	36,268,149	127,194,799	22,833,561	150,028,360

The notes on pages 48 to 97 are an integral part of this unaudited interim condensed consolidated financial information.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2020
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated from operations		22,249,795	22,617,102
Tax paid		(6,413,944)	(5,878,507)
Net cash from operating activities		15,835,851	16,738,595

CASH FLOWS FROM INVESTING ACTIVITIES

Payment for the purchase of property, plant and equipment and other non-current assets		(16,169,583)	(11,148,071)
Cash consideration paid for acquisition of a subsidiary, net of cash acquired		(199,263)	–
Other cash flows arising from investing activities		523,892	1,146,386
Net cash used in investing activities		(15,844,954)	(10,001,685)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of bonds		12,188,307	15,300,000
Proceeds from loans		85,075,384	65,018,076
Repayments of bonds and loans		(105,020,448)	(82,185,937)
Interest paid		(5,535,377)	(5,422,142)
Lease payments		(553,591)	(274,966)
Dividends paid to shareholders of the Company		–	(1,099,771)
Net proceeds from the issuance of other equity instruments		16,479,318	–
Other cash flow arising from financing activities		55,599	(488,325)
Net cash from/(used in) financing activities		2,689,192	(9,153,065)

Effect of exchange rate fluctuations on cash held		(214,672)	(45,678)

Net increase/(decrease) in cash and cash equivalents		2,465,417	(2,461,833)

Cash and cash equivalents as at beginning of the period		12,443,258	15,417,682
Cash and cash equivalents as at end of the period	23	14,908,675	12,955,849

The notes on pages 48 to 97 are an integral part of this unaudited interim condensed consolidated financial information.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 30 JUNE 2020
(Amounts expressed in thousands of RMB unless otherwise stated)
1.	COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES
Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC, the Republic of Singapore (“Singapore”) and Islamic Republic of Pakistan (“Pakistan”). The Company conducts its business in Singapore through SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries and in Pakistan through Huaneng Shandong Ruyi (Hong Kong) Energy Co.,Ltd (“Hong Kong Energy”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group Co., Ltd. (“Huaneng Group”) as the controlling shareholders of the Company, which HIPDC is the parent company and Huaneng Group is the ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2.	BASIS OF PREPARATION
This unaudited interim condensed consolidated financial information (“interim financial information”) for the six months ended 30 June 2020 has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This interim financial information was approved for issuance on 18 August 2020.

The accounting policies adopted in the preparation of the interim financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2019, except for the adoption of the revised IFRS effective as of 1 January 2020. Details of any changes in accounting policies are set out in note 3.

The preparation of interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2019 annual financial statements. The interim condensed consolidated financial statements and notes thereon do not include all the information required for a full set of financial statements prepared in accordance with IFRS.

2.	BASIS OF PREPARATION (CONT’D)
The financial information relating to the financial year ended 31 December 2019 that is included in the interim financial information as comparative information does not constitute the Company’s annual consolidated financial statements for that financial year but is derived from those financial statements. The annual consolidated financial statements for the year ended 31 December 2019 are available from the Company’s registered office. The auditor has expressed an unqualified opinion on those financial statements in their report dated 31 March 2020.

As at and for the six months ended 30 June 2020, a portion of the Group’s funding requirements for capital expenditures was partially satisfied by short-term financing. Consequently, as at 30 June 2020, the Group had net current liabilities of approximately Renminbi Yuan (“RMB”) 70,183 million. Taking into consideration of the Group’s undrawn available banking facilities of approximately RMB316,031 million as at 30 June 2020, the Group expects to refinance certain of its short-term loans and bonds and also considers alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Group will be able to meet its liabilities as they fall due within the next twelve months and accordingly, the interim financial information is prepared on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2019, except for the adoption of the following revised IFRS for the first time for the current period’s financial information.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	Covid-19-Related Rent Concessions
Amendments to IAS 1 and IAS 8	Definition of Material

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)
The nature and impact of the revised IFRS are described below:

(a)
Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after 1 January 2020. The amendments did not have any impact on the financial position and performance of the Group.

(b)
Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments did not have any impact on the financial position and performance of the Group.

(c)
Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the covid-19 pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after 1 June 2020 with earlier application permitted. The amendment did not have any impact on the financial position and performance of the Group as there were no lease payments reduced or waived by the lessors as a result of the covid-19 pandemic during the period ended 30 June 2020.

(d)
Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. The amendments did not have any impact on the Group’s interim financial information.

4.	REVENUE AND SEGMENT INFORMATION
(a)	Disaggregation of revenue
In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (Note 4(b)).

	PRC power segment	Overseas power segment	All other segments	Inter–segment revenue	Total
		(Note i)
For the six months ended 30 June 2020

– Sales of power and heat	69,771,845	5,482,783	–	–	75,254,628
– Sales of coal and raw materials	724,782	62,769	–	–	787,551
– Port service	–	–	217,208	(132,087)	85,121
– Transportation service	–	–	74,937	(41,160)	33,777
– Lease income	47,954	819,009	–	–	866,963
– Others	669,399	1,416,592	12,780	–	2,098,771
Total	71,213,980	7,781,153	304,925	(173,247)	79,126,811

For the six months ended 30 June 2019

– Sales of power and heat	73,493,154	5,792,646	–	–	79,285,800
– Sales of coal and raw materials	539,054	357,003	–	–	896,057
– Port service	–	–	249,862	(157,811)	92,051
– Transportation service	–	–	78,876	(7,699)	71,177
– Lease income	81,763	858,813	–	–	940,576
– Others	404,575	1,899,413	13,732	–	2,317,720
Total	74,518,546	8,907,875	342,470	(165,510)	83,603,381

Note i:	Overseas segment mainly consists of the operation in Pakistan and the operations in Singapore.

The revenue from the sale of power and heat and sale of coal and raw materials is recognised at a point in time upon the transfer of products, whereas the revenue from port service, transportation service, maintenance service, and heating pipeline service is recognised over time during the provision of service.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information
Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Group in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, overseas power segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standards for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investments, investment income from Huaneng Finance Co., Ltd. (“Huaneng Finance”) and operating results of the centrally managed and resource allocation functions of the headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments, investment in Huaneng Finance and assets related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of the statement of financial position.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
(Under PRC GAAP)
	PRC power segment	Overseas power segment	All other segments	Total
For the six months ended 30 June 2020

Total revenue	71,261,552	7,728,474	304,925	79,294,951
Inter-segment revenue	–	–	(173,247)	(173,247)
Revenue from external customers	71,261,552	7,728,474	131,678	79,121,704
Segment results	8,694,333	425,052	22,459	9,141,844
Interest income	73,583	79,560	1,395	154,538
Interest expense	(4,209,941)	(555,928)	(78,065)	(4,843,934)
Impairment loss	(68)	(210)	–	(278)
Credit loss	(428)	(1,736)	–	(2,164)
Depreciation and amortisation	(9,913,753)	(409,864)	(107,250)	(10,430,867)
Net gain/(loss) on disposal of non-current assets	2,571	–	(2)	2,569
Share of profits less losses of associates and joint ventures	897,835	–	54,680	952,515
Income tax expense	(2,008,752)	(20,698)	(8,379)	(2,037,829)

For the six months ended 30 June 2019 (Restated)**

Total revenue	74,568,930	8,721,868	342,470	83,633,268
Inter-segment revenue	–	–	(165,510)	(165,510)
Revenue from external customers	74,568,930	8,721,868	176,960	83,467,758
Segment results	6,313,817	(2,712)	39,451	6,350,556
Interest income	85,352	34,687	616	120,655
Interest expense	(4,775,069)	(647,064)	(46,752)	(5,468,885)
Impairment loss	(259,929)	15,697	–	(244,232)
Credit loss	1,079	170	–	1,249
Depreciation and amortisation	(9,633,238)	(391,165)	(179,471)	(10,203,874)
Net gain on disposal of non-current assets	14,768	23	–	14,791
Share of profits less losses of associates and joint ventures	504,438	–	103,976	608,414
Income tax expense	(1,532,843)	36,869	(10,658)	(1,506,632)

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
(Under PRC GAAP)
	PRC power segment	Overseas power segment	All other segments	Total
30 June 2020
Segment assets	367,124,378	42,382,435	9,783,778	419,290,591
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	13,323,914	77,423	135,509	13,536,846
Investments in associates	13,867,490	–	3,696,683	17,564,173
Investments in joint ventures	1,370,943	–	1,217,590	2,588,533
Segment liabilities	(254,030,397)	(26,804,602)	(2,412,473)	(283,247,472)

31 December 2019 (Restated) **
Segment assets	355,684,024	43,122,947	9,857,566	408,664,537
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	39,565,163	716,642	251,957	40,533,762
Investments in associates	13,187,050	–	3,540,265	16,727,315
Investments in joint ventures	1,239,866	–	1,232,556	2,472,422
Segment liabilities	(262,956,207)	(27,397,122)	(2,552,860)	(292,906,189)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2020	2019
		(Restated)**
Segment results (PRC GAAP)	9,141,844	6,350,556
Reconciling items:
Loss related to the headquarters	(80,326)	(88,764)
Investment income from Huaneng Finance	91,112	116,432
Impact of restatement under PRC GAAP in relation to business combination under common control	(7,224)	(13,595)
Impact of IFRS adjustments*	(549,529)	(622,740)
Profit before income tax expense per unaudited interim consolidated statement of comprehensive income	8,595,877	5,741,889

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2020	As at 31 December 2019
		(Restated)**
Total segment assets (PRC GAAP)	419,290,591	408,664,537
Reconciling items:
Investment in Huaneng Finance	1,489,392	1,416,183
Deferred income tax assets	3,073,546	3,271,488
Prepaid income tax	74,247	139,617
Other equity instrument investments	793,746	779,217
Corporate assets	378,185	361,441
Impact of restatement under PRC GAAP in relation to business combination under common control	–	(1,035,940)
Impact of other IFRS adjustments*	14,252,174	14,653,520
Total assets per unaudited interim condensed consolidated statement of financial position	439,351,881	428,250,063

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2020	As at 31 December 2019
		(Restated)**
Total segment liabilities (PRC GAAP)	(283,247,472)	(292,906,189)
Reconciling items:
Current income tax liabilities	(686,423)	(748,957)
Deferred income tax liabilities	(998,158)	(996,021)
Corporate liabilities	(2,842,770)	(2,458,677)
Impact of restatement under PRC GAAP in relation to business combination under common control	–	802,144
Impact of other IFRS adjustments*	(1,548,698)	(1,563,317)
Total liabilities per unaudited interim consolidated statement of financial position	(289,323,521)	(297,871,017)

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control	Impact of IFRS adjustments*	Total
For the six months ended 30 June 2020

Total revenue	79,121,704	–	–	(47,572)	52,679	79,126,811
Interest expense	(4,843,934)	(27,082)	–	16,946	–	(4,854,070)
Impairment loss	(278)	–	–	–	–	(278)
Credit loss	(2,164)	–	–	–	–	(2,164)
Depreciation and amortisation	(10,430,867)	(12,952)	–	14,878	(469,956)	(10,898,897)
Net gain on disposal of non-current assets	2,569	–	–	–	–	2,569
Share of profits less losses of associates and joint ventures	952,515	–	91,112	–	5,867	1,049,494
Income tax expense	(2,037,829)	–	–	176	142,210	(1,895,443)

For the six months ended 30 June 2019 (Restated)**

Total revenue	83,467,758	–	–	(50,384)	186,007	83,603,381
Interest expense	(5,468,885)	(47,339)	–	17,637	–	(5,498,587)
Impairment loss	(244,232)	–	–	–	–	(244,232)
Credit loss	1,249	–	–	–	53	1,302
Depreciation and amortisation	(10,203,874)	(4,111)	–	14,882	(533,388)	(10,726,491)
Net gain on disposal of non-current assets	14,791	–	–	–	–	14,791
Share of profits less losses of associates and joint ventures	608,414	–	116,432	–	14,612	739,458
Income tax expense	(1,506,632)	–	–	107	160,009	(1,346,516)

*
Other GAAP adjustments above primarily represented the classification adjustments and adjustments related to business combination and borrowing cost. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortisation of related assets or the extinguishment of liabilities.

**
Under PRC GAAP, the business acquisition under common control (note 26) was accounted for by using the pooling of interests method and therefore the relevant information of 2019 was restated accordingly.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)
(b)	Segment information (Cont’d)
Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:
	For the six months ended 30 June
	2020	2019
PRC	71,345,658	74,695,506
Overseas	7,781,153	8,907,875
Total	79,126,811	83,603,381

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services were provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:
	As at 30 June 2020	As at 31 December 2019
PRC	335,319,939	327,410,156
Overseas	24,052,194	24,830,127
Total	359,372,133	352,240,283

The non-current asset information above is based on the locations of the assets.

The information on sales to major customers of the Group which accounted for 10% or more of external revenue is as follows:

For the six months ended 30 June 2020, the revenue from grid companies under common control of State Grid Corporation of China within the PRC power segment in total accounted for 70% of external revenue (for the six months ended 30 June 2019: 78%). The sales to a subsidiary of State Grid Corporation of China which accounted for 10% or more of external revenue is as follows:

	For the six months ended 30 June
	2020		2019
	Amount	Proportion	Amount	Proportion
State Grid Shandong Electric Power Company	11,898,507	15%	14,274,939	17%

5.	PROPERTY, PLANT AND EQUIPMENT
	As at 30 June 2020	As at 31 December 2019
Balance at the end of the prior year	285,622,907	282,061,272
Impact on initial application of IFRS 16	–	(1,616,551)
Balance as at beginning of the period/year	285,622,907	280,444,721

Acquisition	751,732	–
Additions	14,475,422	32,377,181
Reclassification to investment properties	(369)	(421,653)
Disposals/write-off	(45,755)	(213,500)
Depreciation charge	(10,516,358)	(21,138,807)
Impairment charge	–	(5,719,990)
Currency translation differences	(136,506)	294,955
End of the period/year	290,151,073	285,622,907

As at 30 June 2020, certain property, plant and equipment were pledged to a bank as collateral against long-term loans (Note 12) and short-term loans (Note 17).

As at 30 June 2020, the Group was in the process of applying for the ownership certificate for certain buildings with an aggregate net book value of RMB7,830 million (31 December 2019: RMB7,779 million). Management is of the opinion that the Group is entitled to lawfully and validly occupy and use the above mentioned buildings.

6.	FINANCIAL INSTRUMENTS
(a)	Fair value measurements
The table below analyses financial instruments carried at fair value, by the valuation method. The different levels have been defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Group that are measured at fair value at 30 June 2020 and 31 December 2019:

As at 30 June 2020:

	The Group
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	8,059	–	8,059

Accounts receivable at fair value through other comprehensive income	–	1,712,164	–	1,712,164

Derivatives used for hedging	–	64,800	–	64,800

Other equity instrument investments	7,600	–	786,147	793,747
Total assets	7,600	1,785,023	786,147	2,578,770

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	6,217	–	6,217

Derivatives used for hedging	–	559,233	–	559,233
Total liabilities	–	565,450	–	565,450

6.	FINANCIAL INSTRUMENTS (CONT’D)
(a)	Fair value measurements (Cont’d)
As at 31 December 2019:

	The Group
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	4,601	–	4,601
– Contingent consideration of business combination (Note i)	–	–	457,727	457,727

Accounts receivable at fair value through other comprehensive income	–	1,364,579	–	1,364,579

Derivatives used for hedging	–	86,686	–	86,686

Other equity instrument investments	8,390	–	770,828	779,218
Total assets	8,390	1,455,866	1,228,555	2,692,811

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	2,987	–	2,987

Derivatives used for hedging	–	447,721	–	447,721
Total liabilities	–	450,708	–	450,708

Note i:
The Company acquired several subsidiaries including Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”) from Huaneng Group. The acquisition was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profits of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 30 June 2020, All the contingent consideration from Huaneng Group has been received.

The fair value of financial instruments traded in active markets is based on quoted market prices on the date of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1. As at 30 June 2020, instruments included in Level 1 are equity instruments in listed securities designated as financial assets measured at fair value through other comprehensive income.

6.	FINANCIAL INSTRUMENTS (CONT’D)
(a)	Fair value measurements (Cont’d)
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of relevant observable inputs and minimise the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•
The fair values of accounts receivable at fair value through other comprehensive income were measured using the discounted cash flow model. The model incorporates various market observable inputs including the annualised yields of similar securitisation products and interest rate curves. The carrying amounts of accounts receivable are the same as their fair values.

•
The material other equity instrument investments in unlisted securities are valued using a market-base valuation technique based on assumptions that are not supported by an observable market price or rate. The Group determines comparable public companies based on industry, size, leverage and strategy and calculates an appropriate price multiple, such as price to book (“P/B”) multiple, for each comparable company identified.

6.	FINANCIAL INSTRUMENTS (CONT’D)
(a)	Fair value measurements (Cont’d)
Instruments included in Level 2 comprise forward exchange contracts, fuel oil swaps, interest rate swaps and accounts receivable at fair value through other comprehensive income.

Instruments included in Level 3 comprise other equity instrument investments.

Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 30 June 2020:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Average P/B	2020: 1.24 to 1.36	10% increase/decrease in multiple would result in increase/decrease in fair value by RMB68.73 million.
		Discount for lack of marketability	2020: 29% to 31.90%	10% increase/decrease in multiple would result in decrease/increase in fair value by RMB28.07 million.

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account.

During the six months ended 30 June 2020, there were no transfers of financial instruments between Level 1 and Level 2, or transfers into or out of Level 3.

6.	FINANCIAL INSTRUMENTS (CONT’D)
(a)	Fair value measurements (Cont’d)
The movements during the period in the balance of the Level 3 fair value measurements are as follows:

	As at 30 June 2020	As at 31 December 2019
Beginning of the period/year	457,727	991,383

Movement:
Gains on fair value changes	–	17,175
Contingent consideration of business combination received from Huaneng Group	(457,727)	(550,831)
End of the period/year	–	457,727
Total gains for the period/year included in profit or loss for assets held at the end of the reporting period	–	17,175

	As at 30 June 2020	As at 31 December 2019
Other equity instrument investments

Beginning of the period/year	770,828	2,074,861

Addition	15,319	7,450
Disposal	–	(1,250,000)
Fair value changes	–	(61,483)
End of the period/year	786,147	770,828
Changes in fair value recognised in other comprehensive income for the period/year	–	46,113

6.	FINANCIAL INSTRUMENTS (CONT’D)
(b)	Fair value disclosures
The carrying values less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) were approximately RMB133.90 billion and RMB36.03 billion as at 30 June 2020 (31 December 2019: RMB133.79 billion and RMB31.64 billion), respectively. The aggregate book value of these liabilities were approximately RMB134.15 billion and RMB35.52 billion as at 30 June 2020 (31 December 2019: RMB134.02 billion and RMB31.29 billion), respectively.

7.	GOODWILL
The movements of goodwill are as follows:

	As at 30 June 2020	As at 31 December 2019
Beginning of the period/year

Cost	19,292,497	18,941,078
Accumulated impairment losses	(3,357,542)	(3,368,851)
Net book value	15,934,955	15,572,227

Movements:

Business combination (note 26)	5,828	–
Currency translation differences	(200,290)	362,728
End of the period/year	15,740,493	15,934,955

Cost	19,092,285	19,292,497
Accumulated impairment losses	(3,351,792)	(3,357,542)
Net book value	15,740,493	15,934,955

8.	OTHER NON-CURRENT ASSETS
Details of other non-current assets are as follows:

	As at 30 June 2020	As at 31 December 2019
Finance lease receivables	10,431,604	10,519,845
VAT recoverable	4,641,645	4,172,871
Prepayments for pre-construction cost	765,364	788,081
Intangible assets	642,176	784,594
Prepaid connection fees	35,263	37,484
Contract assets	669,539	642,557
Others (Note i)	1,834,547	1,659,573
Total	19,020,138	18,605,005

Note i:
According to the property right transfer agreement signed in December 2008 between Shandong Power and Shandong Luneng Development Group (“Shandong Luneng”) and the corresponding approval from the State-owned Assets Supervision and Administration Commission of the State Council in February 2009 (“State-owned Assets Right [2009] No.70”), Shandong Power acquired 30% of property right of Huangtai #8 Power Plant from Shandong Luneng at a cash consideration of RMB110 million. Huangtai #8 Power Plant is not a legal entity under the PRC Company Law, though it has separate accounting books, therefore the Company recognised the 30% property right as other non-current assets. Huaneng Jinan Huangtai Power Limited Company (“Huangtai Power”), a subsidiary of the Company, is in charge of daily operations of Huangtai #8 Power Plant on behalf of two property owners.

As at 30 June 2020, included in other non-current assets, there were the Group’s investment to Huangtai #8 Power Plant amounting to RMB55 million (31 December 2019: RMB55 million) with an impairment amounting to RMB55 million provided in 2019, and the Group’s entrusted loan to Huangtai #8 Power Plant amounting to RMB485 million (31 December 2019: RMB485 million).

9.	OTHER RECEIVABLES AND ASSETS
Other receivables and assets comprised the following:

	As at 30 June 2020	As at 31 December 2019
Prepayments for inventories	1,442,754	758,834
Prepaid income tax	74,247	139,617
Others	345,870	266,252
Subtotal prepayments	1,862,871	1,164,703
Loss allowances	(5,507)	(2,638)
Total prepayments, net	1,857,364	1,162,065

Receivables from sale of fuel	131,088	99,649
Others (Note i)	2,214,363	2,077,156
Subtotal other receivables	2,345,451	2,176,805
Loss allowances	(62,296)	(52,531)
Total other receivables, net	2,283,155	2,124,274

Profit compensation from Huaneng Group	–	457,727
VAT recoverable	1,950,146	1,773,396
Finance lease receivables	474,075	483,691
Designated loan to a joint venture	80,000	80,000
Others	136,610	136,610
Gross total	6,849,153	6,272,932
Net total	6,781,350	6,217,763

Note i:
Included in others were advances amounting to RMB154 million as at 30 June 2020 (31 December 2019: RMB232 million) which were due from Huangtai #8 Power Plant with an indefinite repayment term. For the six months ended 30 June 2020, The Group received total accumulated repayments amounting to RMB78 million (for the year ended 31 December 2019: RMB34 million).

10.	ACCOUNTS RECEIVABLE
Accounts receivable comprised the following:

	As at 30 June 2020	As at 31 December 2019
Accounts receivable	28,040,294	26,911,837
Notes receivable	7,765,362	5,552,422
	35,805,656	32,464,259

Less: loss allowance	193,358	195,320

Total	35,612,298	32,268,939
Analysed into:
Accounts receivable
– At amortised cost	26,328,130	25,547,258
– At fair value through other comprehensive income	1,712,164	1,364,579
Notes receivable
– At amortised cost	7,765,362	5,552,422

In December 2019, the Group’s subsidiary Shandong Power entered into an agreement of a single assets management plan (the “Assets Management Plan”) with Yingda Securities Co., Ltd (“Yingda”). Under the Assets Management Plan, the Group is not exposed to default risks of the accounts receivable after the transfer. Subsequent to the transfer, the Group did not retain any rights on the use of the accounts receivable, including the sale, transfer or pledge of the accounts receivable to any other third parties. The Assets Management Plan is in revolving structure, and Yingda is expected to purchase the accounts receivable from Shandong Power every quarter in the next one year. According to the Assets Management Plan, the Group assessed that all of the transferred accounts receivable qualifies for derecognition. The original carrying value in aggregate of the accounts receivable transferred and derecognised under the arrangement in 2020 that have not been settled as at 30 June 2020 was RMB1,000 million (31 December 2019: RMB1,000 million).

During the period ended 30 June 2020, the Group recognised RMB21,857 thousand loss on the date of transfer of the accounts receivable (for the year ended 31 December 2019: RMB10,528 thousand).

Ageing analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2020	As at 31 December 2019
Within 1 year	35,156,901	31,566,008
Between 1 and 2 years	379,166	696,401
Between 2 and 3 years	106,463	57,667
Over 3 years	163,126	144,183
Total	35,805,656	32,464,259

As at 30 June 2020, the maturity period of the notes receivable ranged from 1 month to 12 months (31 December 2019: from 1 month to 12 months).

11.	DIVIDENDS OF ORDINARY SHARES AND CUMULATIVE DISTRIBUTION OF OTHER EQUITY INSTRUMENTS
(a)	Dividends of ordinary shares
On 24 June 2020, upon the approval from the annual general meeting of the shareholders, the Company declared 2019 final dividend of RMB0.135 (2018 final: RMB0.10) per ordinary share, totalling approximately RMB2,119 million (2018 final: RMB1,570 million). As at 30 June 2020, the Company has not paid the dividend (30 June 2019: the Company made dividend payments of RMB1,100 million and RMB470 million was to be paid).

(b)	Cumulative distribution of other equity instruments
In 2017, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,500 million and RMB2,500 million, respectively. The perpetual corporate bonds are issued at par value with initial distribution rates of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (the “Yingda plan”) with the aggregate proceeds of RMB5,000 million. The Yingda plan has no fixed period with an initial distribution rate of 5.79%. The interests of the financing plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Yingda plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th years after the issuance, the period from the 11th to the 13th years after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

11.	DIVIDENDS OF ORDINARY SHARES AND CUMULATIVE DISTRIBUTION OF OTHER EQUITY INSTRUMENTS (CONT’D)
(b)	Cumulative distribution of other equity instruments (Cont’d)
In 2019, the Company issued two tranches of China Life Financing Plan (the “China Life plan”) with the aggregate proceeds of RMB4,330 million. The China Life plan has no fixed period with an initial distribution rate of 5.05%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, the basis rate plus 300 basis points, and will remain 8.05% afterwards.

In 2019, the Company issued two tranches of PICC Financing Plan (the “PICC plan”) with the aggregate proceeds of RMB2,670 million. The PICC plan has no fixed period with an initial distribution rate of 5.10%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, the basis rate plus 300 basis points, and will remain 8.10% afterwards.

In October 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,000 million and RMB2,000 million, respectively. The medium-term notes are issued at par value with initial distribution rates of 4.08% and 4.05%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in October in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 years, respectively. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In November 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,500 million and RMB1,500 million, respectively. The medium term notes are issued at par value with initial distribution rates of 4.15% and 4.53%, respectively. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in November in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

11.	DIVIDENDS OF ORDINARY SHARES AND CUMULATIVE DISTRIBUTION OF OTHER EQUITY INSTRUMENTS (CONT’D)
(b)	Cumulative distribution of other equity instruments (Cont’d)
In March 2020, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,000 million and RMB1,000 million, respectively. The perpetual corporate bonds are issued at par value with initial distribution rates of 3.58% and 3.85%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in March in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in February 2023 and February 2025 respectively, and the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In April 2020, the Company issued medium-term notes with the net proceeds of approximately RMB3,000 million. The medium term notes are issued at par value with an initial distribution rate of 3.18%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In April 2020, the Company issued the third tranche of the China Life plan with the proceeds of RMB3,570 million. The China Life plan has no fixed period with an initial distribution rate of 4.75%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, the basis rate plus 300 basis points, and will remain afterwards.

In April 2020, the Company issued the third tranche of the PICC plan with the aggregate proceeds of RMB930 million. The PICC plan has no fixed period with an initial distribution rate of 4.75%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, the basis rate plus 300 basis points, and will remain afterwards.

11.	DIVIDENDS OF ORDINARY SHARES AND CUMULATIVE DISTRIBUTION OF OTHER EQUITY INSTRUMENTS (CONT’D)
(b)	Cumulative distribution of other equity instruments (Cont’d)
In April 2020, the Company issued perpetual corporate bonds with the net proceeds of approximately RMB2,500 million. The perpetual corporate bonds are issued at par value with an initial distribution rate of 3.09%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in March 2023, and the payment of the principal may be deferred for each renewal period as 3 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In June 2020, the Company issued medium-term notes with the net proceeds of approximately RMB3,500 million. The medium term notes are issued at par value with an initial distribution rate of 3.60%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in June in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

The perpetual corporate bonds, financing plans and medium-term notes were recorded as equity in the consolidated financial statements. For the six months ended 30 June 2020, the profit attributable to holders of other equity instruments, based on the applicable rate, was RMB731.1 million, and the cumulative distribution paid-in the six months ended 30 June 2020 was RMB366 million.

12.	LONG-TERM LOANS
Long-term loans comprised the following:

	As at 30 June 2020	As at 31 December 2019
Loans from Huaneng Group and its subsidiaries (a)	6,711,220	5,403,574
Bank loans and other loans (b)	127,435,435	128,619,138
	134,146,655	134,022,712

Less: current portion of long-term loans	17,100,367	18,658,114
Total	117,046,288	115,364,598

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 30 June 2020
	RMB equivalent	Less: current portion	Non–current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB	665,225	–	665,225	4.75%
Loans from Huaneng Finance
Unsecured
RMB	3,868,200	181,200	3,687,000	3.67%-4.75%
Loans from Huaneng Hong Kong Asset Management Co., Ltd. (“Hong Kong Asset Management”)
Unsecured
US$	1,415,900	–	1,415,900	2.30%
Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB	761,895	117,864	644,031	4.42%-5.20%
Total	6,711,220	299,064	6,412,156

12.	LONG-TERM LOANS (CONT’D)
(a)	Loans from Huaneng Group and its subsidiaries (Cont’d)

	As at 31 December 2019
	RMB equivalent	Less: current portion	Non–current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB	665,225	–	665,225	4.75%
Loans from Huaneng Finance
Unsecured
RMB	3,836,800	413,200	3,423,600	4.28%-4.75%
Loans from Tiancheng Financial Leasing
Secured
RMB	901,549	396,549	505,000	4.42%-6.60%
Total	5,403,574	809,749	4,593,825

(b)	Bank loans and other loans
Details of bank loans and other loans are as follows:

	As at 30 June 2020
	RMB equivalent	Less: current portion	Non–current portion	Annual interest rate
Secured	9,510,271	1,631,670	7,878,601	1.45%-4.90%
Unsecured	117,925,164	15,169,633	102,755,531	0.75%-6.55%
Total	127,435,435	16,801,303	110,634,132

	As at 31 December 2019
	RMB equivalent	Less: current portion	Non–current portion	Annual interest rate
Secured	9,971,094	1,784,209	8,186,885	2.93%-4.90%
Unsecured	118,648,044	16,064,156	102,583,888	0.75%-6.82%
Total	128,619,138	17,848,365	110,770,773

As at 30 June 2020, long-term loans of approximately RMB6,840 million were secured by future electricity revenue (31 December 2019: RMB7,287 million).

As at 30 June 2020, long-term loans of RMB3,432 million (31 December 2019: RMB3,586 million) were secured by certain property, plant and equipment with a net book value amounting to approximately RMB3,766 million (31 December 2019: RMB4,913 million).

12.	LONG-TERM LOANS (CONT’D)
(b)	Bank loans and other loans (Cont’d)
Certain subsidiaries of the Group had sales and leaseback agreements with Tiancheng Financial Leasing and other financial leasing companies. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires. The substance of the transaction was to obtain financing secured by relevant assets within the leasing period. As at 30 June 2020, the equipment mentioned above had total carrying amounts of RMB1,204 million and RMB2,562 million (31 December 2019: RMB1,955 million and RMB2,958 million) pledged to Tiancheng Financial Leasing and other financial leasing companies, respectively, which were recognised in property, plant and equipment while the long-term borrowings were RMB762 million and RMB2,670 million (31 December 2019: RMB902 million and RMB2,684 million) from Tiancheng Financial Leasing and other financial leasing companies, respectively.

As at 30 June 2020, long-term loans of approximately RMB96 million (31 December 2019: RMB110 million) were guaranteed by Huaneng Group.

As at 31 December 2019, long-term loans of approximately RMB15 million were guaranteed by HIPDC. As at 30 June 2020, the aforementioned loans were fully repaid.

As at 30 June 2020, the Company provided guarantees for long-term loans of approximately RMB7,968 million (31 December 2019: RMB12,418 million) of the Company’s overseas subsidiaries.

As at 30 June 2020, long-term loans of approximately RMB3,230 million (31 December 2019: RMB1,972 million) were guaranteed by subsidiaries of the Company.

As at 30 June 2020, long-term loans of approximately RMB50 million (31 December 2019: RMB100 million) were guaranteed by Shandong Lineng Group Co., Ltd.

As at 30 June 2020, long-term loans of approximately RMB152 million (31 December 2019: RMB152 million) were guaranteed by Enshi Finance Bureau of Hubei Province.

As at 30 June 2020, long-term loans of approximately RMB8,172 million (31 December 2019: RMB8,435 million) were guaranteed by Huaneng Group, China Export & Credit Insurance Corporation and Shandong Ruyi Technology Group at the liability ratios of 17.5%, 65.0% and 17.5% respectively.

13.	LONG-TERM BONDS
Long-term bonds comprised the following:

	As at 30 June 2020	As at 31 December 2019
2016 corporate bonds (5 years)	3,000,100	3,000,072
2016 corporate bonds (10 years)	1,199,990	1,199,985
2017 medium-term notes (5 years)	5,006,815	5,001,878
2017 debt financing instrument (3 years)	499,987	499,846
2017 corporate bonds (3 years)	2,299,988	2,299,962
2018 corporate bonds (3 years)	1,500,053	1,500,040
2018 medium-term notes (3 years)	2,997,535	2,996,069
2018 medium-term notes (3 years)	2,002,756	2,001,342
2018 debt financing instrument (3 years)	2,497,006	2,495,547
2018 corporate bonds (10 years)	5,000,014	4,999,993
2019 corporate bonds (10 years)	2,299,994	2,299,990
2019 corporate bonds (3 years)	1,000,016	1,000,007
2019 medium-term notes (3 years)	499,002	498,759
2019 medium-term notes (5 years)	1,494,152	1,493,433
2020 corporate bonds (5 years)	2,116,973	–
2020 corporate bonds (10 years)	2,108,804	–
Subtotal	35,523,185	31,286,923

Less: current portion of long-term bonds	10,297,664	2,799,808
Total	25,225,521	28,487,115

13.	LONG-TERM BONDS (CONT’D)
Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 30 June 2020 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Initial Period	Initial Distribution Rate	Effective Rate	Issue Price	Balance as at 31 December 2019	Issued Amount	Amortisation	Foreign exchange loss/(gain)	Foreign currency translation differences	Balance as at 30 June 2020
2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,072	–	28	–	–	3,000,100
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,985	–	5	–	–	1,199,990
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,001,878	–	4,937	–	–	5,006,815
2017 debt financing instrument (3 years)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,846	–	141	–	–	499,987
2017 corporate bonds (3 years)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,962	–	26	–	–	2,299,988
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,040	–	13	–	–	1,500,053
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,996,069	–	1,466	–	–	2,997,535
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	2,001,342	–	1,414	–	–	2,002,756
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,495,547	–	1,459	–	–	2,497,006
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,993	–	21	–	–	5,000,014
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	2,299,990	–	4	–	–	2,299,994
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	1,000,007	–	9	–	–	1,000,016
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	498,759	–	243	–	–	499,002
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	1,493,433	–	719	–	–	1,494,152
2020 corporate bonds (5 years)	2,108,865	February 2020	5 years	2.25%	2.32%	2,108,865	–	2,108,865	(10,618)	(5,764)	24,490	2,116,973
2020 corporate bonds (10 years)	2,108,865	February 2020	10 years	2.63%	2.71%	2,108,865	–	2,108,865	(18,787)	(5,764)	24,490	2,108,804
Total						35,517,730	31,286,923	4,217,730	(18,920)	(11,528)	48,980	35,523,185

13.	LONG-TERM BONDS (CONT’D)
Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2019 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Initial Period	Initial Distribution Rate	Effective Rate	Issue Price	Balance as at 31 December 2018	Issued Amount	Amortisation	Repayment	Balance as at 31 December 2019
2014 medium-term notes (5 years)	4,000,000	July 2014	5 years	5.30%	5.37%	4,000,000	3,993,479	–	6,521	(4,000,000)	–
2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,010	–	62	–	3,000,072
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,973	–	12	–	1,199,985
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,000,939	–	939	–	5,001,878
2017 debt financing instrument (3 years)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,563	–	283	–	499,846
2017 corporate bonds (3 years)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,916	–	46	–	2,299,962
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,010	–	30	–	1,500,040
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,993,135	–	2,934	–	2,996,069
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	1,998,518	–	2,824	–	2,001,342
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,492,636	–	2,911	–	2,495,547
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,963	–	30	–	4,999,993
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	–	2,300,000	(10)	–	2,299,990
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	–	1,000,000	7	–	1,000,007
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	–	500,000	(1,241)	–	498,759
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	–	1,500,000	(6,567)	–	1,493,433
Total						35,300,000	29,978,142	5,300,000	8,781	(4,000,000)	31,286,923

14.	OTHER NON-CURRENT LIABILITIES
	As at 30 June 2020	As at 31 December 2019
Government grants
– Environmental subsidies (a)	1,142,134	1,155,147
– Other government grants	328,190	306,077
Contract liabilities	2,351,818	2,443,254
Other deferred income	47,006	52,760
Others	784,017	888,809
Subtotal	4,653,165	4,846,047
Current portion of other non-current liabilities	(65,204)	(65,277)
Total	4,587,961	4,780,770

(a)	These primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities comprised:

	As at 30 June 2020	As at 31 December 2019
Accounts and notes payable	14,571,097	15,850,958
Payables to contractors for construction	12,327,462	12,695,720
Retention payables to contractors	1,498,688	1,537,024
Consideration payables for business acquisition (note 26)	22,842	–
Accrued interests	1,334,290	1,276,703
Others	7,016,292	5,909,676
Total	36,770,671	37,270,081

Ageing analysis of accounts and notes payable was as follows:

	As at 30 June 2020	As at 31 December 2019
Within 1 year	14,269,811	15,435,470
Between 1 to 2 years	139,277	311,880
Over 2 years	162,009	103,608
Total	14,571,097	15,850,958

16.	SHORT-TERM BONDS
Outstanding short-term bonds as at 30 June 2020 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Maturity	Coupon Rate	Issue Price	Balance as at 31 December 2019	Issued Amount	Interest	Amortisation	Repayment	Balance as at 30 June 2020
Super short-bond (2019 9th)	5,000,000	October 2019	180 days	2.09%	5,000,000	5,018,170	–	33,977	(754)	(5,051,393)	–
Super short-bond (2019 10th)	2,000,000	November 2019	90 days	2.00%	2,000,000	2,006,098	–	3,934	(196)	(2,009,836)	–
Super short-bond (2019 11th)	2,000,000	December 2019	60 days	1.80%	2,000,000	2,001,267	–	4,722	(87)	(2,005,902)	–
Super short-bond (2020 1st)	2,000,000	February 2020	90 days	1.70%	2,000,000	–	2,000,000	8,361	–	(2,008,361)	–
Super short-bond (2020 2nd)	2,000,000	February 2020	60 days	1.50%	2,000,000	–	2,000,000	4,918	–	(2,004,918)	–
Super short-bond (2020 3rd)	2,000,000	April 2020	60 days	1.20%	2,000,000	–	2,000,000	3,945	–	(2,003,945)	–
Super short-bond (2020 4th)	2,000,000	May 2020	90 days	1.20%	2,000,000	–	2,000,000	3,090	31	–	2,003,121
Total					17,000,000	9,025,535	8,000,000	62,947	(1,006)	(15,084,355)	2,003,121

17.	SHORT-TERM LOANS
Short-term loans are as follows:

	As at 30 June 2020		As at 31 December 2019
	RMB equivalent	Annual interest rate	RMB equivalent	Annual interest rate
Secured	1,064,667	0.00%-4.92%	667,979	0.00%-4.20%
Unsecured	60,450,707	2.15%-4.79%	66,451,389	3.15%-14.58%
Total	61,515,374		67,119,368

As at 30 June 2020, short-term loans of RMB498 million (31 December 2019: RMB659 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 30 June 2020, short-term loans of RMB566 million were secured by certain equipment.

As at 31 December 2019, short-term loans of RMB1,567 million represented the guaranteed loan borrowed by Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”), of which US$0.2 billion (RMB equivalent of RMB1,394 million) was guaranteed by Shandong Power and Ruyi Technology Group (the other shareholder of Ruyi Pakistan Energy) on the proportion of the shareholding basis and PKR3.86 billion (RMB equivalent of RMB173 million) was guaranteed by Shandong Luyi Power International Limited Company (“Luyi Power”), a joint venture of Shandong Power. As at 30 June 2020, the aforementioned loans were fully repaid.

As at 31 December 2019, short-term loans borrowed from China Minsheng Banking Corp., Ltd. (“China Minsheng Bank”) amounting to RMB9 million were secured by a deposit of RMB1.49 million. As at 30 June 2020, the aforementioned loans were fully repaid.

As at 30 June 2020, short-term loans borrowed from Huaneng Finance amounted to RMB8,824 million (31 December 2019: RMB8,583 million) with annual interest rates ranging from 3.60% to 4.36% (31 December 2019: from 3.91% to 4.35%), short-term loans borrowed from Tiancheng Financial Leasing amounted to RMB566 million (31 December 2019: RMB166 million) with annual interest rates ranging from 4.15% to 4.92% (31 December 2019: 4.35%).

As at 30 June 2020, short-term loans borrowed from Luyi Power amounted to RMB150 million (31 December 2019: RMB150 million) with annual interest rate of 4.35% (31 December 2019: 4.35%).

18.	DEFERRED INCOME TAX ASSETS AND LIABILITIES
The deferred income tax assets and liabilities are as follows:

	As at 30 June 2020	As at 31 December 2019
Deferred income tax assets before offsetting	3,672,737	3,844,143
Offset amount	(1,647,584)	(1,683,956)
Deferred income tax assets after offsetting	2,025,153	2,160,187
Deferred income tax liabilities before offsetting	(4,717,424)	(4,821,747)
Offset amount	1,647,584	1,683,956
Deferred income tax liabilities after offsetting	(3,069,840)	(3,137,791)
	(1,044,687)	(977,604)

The gross movement on the deferred income tax accounts is as follows:

	As at 30 June 2020	As at 31 December 2019
Beginning of the period/year (Audited)	(977,604)	(1,583,574)
Business combination (note 26)	(9,213)	–
Disposal of other equity instrument investments	–	167,182
(Charged)/credited to profit or loss (note 21)	(93,914)	470,330
Credited/(charged) to other comprehensive income	23,853	(9,550)
Currency translation differences	12,191	(21,992)
End of the period/year	(1,044,687)	(977,604)

19.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2020, the net current liabilities of the Group amounted to approximately RMB70,183 million (31 December 2019: RMB80,839 million). On the same date, total assets less current liabilities were approximately RMB303,224 million (31 December 2019: RMB286,630 million).

20.	PROFIT BEFORE INCOME TAX EXPENSE
Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June
	2020	2019
Total interest expense on borrowings	5,335,451	5,752,957
Less: amounts capitalised in property, plant and equipment	481,381	254,370
Interest expense charged in unaudited interim consolidated statement of comprehensive income	4,854,070	5,498,587
Including: interest expense on lease liabilities	102,524	66,403

Depreciation of property, plant and equipment	10,504,910	10,349,278
Depreciation of right-of-use assets	337,782	342,777

Included in other operating expenses:
– Operating expense of Ruyi Pakistan	1,369,766	1,765,686
– Other materials expense	686,847	779,046
– Electricity charges	484,534	457,351
– Cost of sales of raw materials	254,982	272,195
– Water charges	245,238	279,704
– Insurance expense	193,349	166,202
– Cleaning, greening and fire protection expense	170,302	153,472
– Purchase of power generation quota	149,796	178,356
– Water conservancy fund and disabled security fund	108,588	91,065
– Test and inspection expense	105,325	69,877
– Service charge	104,062	56,105
– Transportation allowance	72,427	76,356
– Agent and consulting expense	71,868	46,126
– Office expense	63,783	78,781
– Minimum lease payments under operating leases, lease payments not included in the measurement of lease liabilities	61,455	62,207
– Service concession construction cost	59,059	186,007
– Research and development expenditure	56,565	8,696
– Amortisation of other non-current assets	56,205	34,436
– Heating pipeline related cost	55,809	68,409
– Property management expense	49,802	28,134
– Pollutant charge	40,182	19,796
– Information technology maintenance expense	38,330	49,656
– Travel expense	26,949	59,912
– Donation	17,387	2,845
– Business entertainment expense	5,654	18,674
– Recognition of loss allowance for receivables	2,164	(1,302)
– Penalty	1,964	2,326
– Recognition/(reversal) of provision for inventory obsolescence	278	(15,690)
– Impairment loss of property, plant and equipment	–	259,922
– Net gain on disposal of non-current assets	(2,569)	(14,791)
– Gain of Three Supplies and Property Management	(13,557)	(23,208)
– Government grants	(392,238)	(389,082)
– Others	384,081	359,558
Total	4,528,387	5,186,827

21.	INCOME TAX EXPENSE
	For the six months ended 30 June
	2020	2019
Current income tax expense	1,801,529	1,361,752
Deferred income tax (note 18)	93,914	(15,236)
Total	1,895,443	1,346,516

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2020 (for the six months ended 30 June 2019: nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the six months ended 30 June 2020 and 2019.

The income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2019: 17%). The Company’s overseas subsidiary in Pakistan engaged in the power generation business is entitled to an income tax exemption according to Pakistani 2015 Fiscal Act. Another subsidiary located in Pakistan engaged in the provision of maintenance services. Before 1 July 2019, the subsidiary’s tax liability would be calculated as the amount which is the highest of (i) normal tax at the rate of 29% of taxable income; (ii) Alternative Corporate Tax (ACT) at the rate of 17% of accounting profit; and (iii) minimum tax deductible at 8% of the revenue. If the income tax calculated is above the normal tax at the rate of 29%, it would be carried forward to subsequent years for settlement against the liabilities of the following years. The carry forward period is 5 years in the case of minimum tax and 10 years in the case of ACT. However, from 1 July 2019, if the minimum tax liability is above the normal tax calculated, it cannot be carried forward to subsequent years.

The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the six months ended 30 June
	2020	2019
PRC statutory enterprise income tax rate	25.00%	25.00%
Effect of different tax rates of certain subsidiaries	(3.44%)	(2.16%)
Utilisation of previously unrecognised tax losses and deductible temporary differences	(1.17%)	(0.97%)
Unrecognized deductible temporary differences	0.83%	0.11%
Unrecognized tax losses for the period	3.35%	4.51%
Effect of non-taxable income	(3.04%)	(3.15%)
Effect of non-deductible expenses	0.25%	0.51%
Others	0.28%	(0.40%)
Effective tax rate	22.06%	23.45%

22.	EARNINGS PER SHARE
The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the period.

	For the six months ended 30 June
	2020	2019
Consolidated net profit attributable to equity holders of the Company	5,441,025	3,441,565
Less: Cumulative distribution of other equity instruments	731,099	272,254
Consolidated net profit attributable to ordinary shareholders of the Company	4,709,926	3,169,311
Weighted average number of the Company’s outstanding ordinary shares (’000)	15,698,093	15,698,093
Basic and diluted earnings per share (RMB)	0.30	0.20

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six-month periods ended 30 June 2020 and 2019.

23.	BANK BALANCES AND CASH
Bank balances and cash comprised the following:

	As at 30 June 2020	As at 31 December 2019
Total bank balances and cash	15,389,507	13,306,139
Less: restricted cash	480,832	862,881
Cash and cash equivalents as at period/year end	14,908,675	12,443,258

24.	RELATED PARTY BALANCES AND TRANSACTIONS
The related parties of the Group that had transactions with the Group are as follows:

Names of related parties	Nature of relationship
Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Sichuan Hydropower Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group*
Hebei Hanfeng Power Generation Limited Liability Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Shidao Bay Nuclear Power Development Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Shanghai Leading Energy Shipping Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Supply Chain Platform Technology Co., Ltd. and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Huaneng Group Fuel Company and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Jilin Zhanyu Wind Power Asset Management Co., Ltd.	An associate of the Company
Chongqing Huaneng Lime Company Limited	An associate of the Company
Shanxi Transition and Comprehensive Reform District Electricity Distribution Co., Ltd.	An associate of the Company
Gucheng Yingdong Electricity Sales Co., Ltd.	An associate of the Company
Hainan Nuclear	An associate of the Company
Yangquan Coal Industry (Group) Co. Ltd.	An associate of the Company
Suzhou Sugao Renewables Service Co. Ltd.	An associate of the Company
Shanghai Time Shipping Co., Ltd.	A joint venture of the Company
Jiangsu Nantong Power Generation Co., Ltd.	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Luyi Power	A joint venture of the Company
Jining Huayuan Power Co., Ltd.	A joint venture of the Company
Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Hong Kong Limited Company	A subsidiary of Huaneng Group
Northern United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Beijing Changping Huaneng Training Center	A subsidiary of Huaneng Group
Huaneng Hulunbuir Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
The related parties of the Group that had transactions with the Group are as follows: (Cont’d)

Names of related parties	Nature of relationship
Huaneng Ningxia Energy Company Ltd.	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Songyuan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Nuclear Power Development Company Ltd.	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Inc. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Coal Business Sector Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Gansu Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Baishan Coal Gangue Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Qinghai Power Generation Co., Ltd and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tibet Yarlung Zangbo River Hydropower Development Investment Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Xinjiang Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Services and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Shaanxi Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Great Wall Securities Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Hainan Industry Co.,Ltd.	A subsidiary of Huaneng Group
Huaneng Integrated Industries Management Co., Ltd.	A subsidiary of Huaneng Group
Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company	A subsidiary of Huaneng Group
Hong Kong Asset Management	A subsidiary of Huaneng Group
Huangtai #8 Power Plant	Note 8(i)
Other government-related enterprises**	Related parties of the Company

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
The related parties of the Group that had transactions with the Group are as follows: (Cont’d)

*	Transactions with subsidiaries of Huaneng Group which also are associates of the Group are presented as transactions with subsidiaries of Huaneng Group in notes 24(a), 24(b) and 24(c).

**
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, government-related enterprises, other than entities under Huaneng Group, over which the PRC government has control, joint control or significant influence, are also considered as related parties of the Group (“other government-related enterprises”).

The majority of the business activities of the Group are conducted with other government-related enterprises. For the purpose of the related party transaction disclosure, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and significant balances arising from related party transactions as at the end of the period.

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, and are based on normal commercial terms and with reference to the prevailing local market conditions.

(a)	Related party balances
i.	Cash deposits in related parties
	As at 30 June 2020	As at 31 December 2019
Deposits in Huaneng Finance
– Savings deposit	11,641,814	9,529,586
Total	11,641,814	9,529,586

For the period ended 30 June 2020, the annual interest rates for these savings deposits ranged from 0.35% to 1.35% (for six months period ended 30 June 2019: from 0.35% to 1.35%)

ii.	As described in notes 12 and 17, certain loans of the Group were borrowed from Huaneng Group, Huaneng Finance, Tiancheng Financial Leasing and Hong Kong Asset Management.

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(a)	Related party balances (Cont’d)
iii.
Except for those disclosed in notes 12 and 17, the majority of balances with Huaneng Group, HIPDC, subsidiaries of Huaneng Group, associates, joint ventures and other related parties are unsecured and repayable within one year. As at and for the six months ended 30 June 2020 and 2019, no provision was made on receivable balances from these parties.

Accounts receivable, other receivables and assets and other non-current assets comprised the following balances due from related parties:

	As at 30 June 2020	As at 31 December 2019
Due from Huaneng Group	450	464,087
Due from HIPDC	4,178	–
Due from joint ventures	80,496	106,251
Due from subsidiaries of Huaneng Group	322,610	125,288
Due from Huangtai #8 Power Plant	710,763	792,136
Total	1,118,497	1,487,762

iv.	Accounts payable and other liabilities and other non-current liabilities comprised the following balances due to related parties:

	As at 30 June 2020	As at 31 December 2019
Due to Huaneng Group	251,532	285,725
Due to HIPDC	21,507	13,430
Due to joint ventures	49,046	120,153
Due to subsidiaries of Huaneng Group	7,570,984	5,762,265
Total	7,893,069	6,181,573

v.
As at 30 June 2020, included in long-term loans (including current portion) and short-term loans were loans payable to other government-related enterprises amounting to RMB176.0 billion (31 December 2019: RMB186.8 billion).

The balances with government-related enterprises also included substantially all the accounts receivable due from domestic power plants of government-related power grid companies, the bank deposits placed with government-related financial institutions as well as accounts payable and other payables arising from the purchases of coal and property, plant and equipment construction and related labour service provided by other government-related enterprises. Except for bank deposits, these balances are unsecured and the majority of the balances are receivable/repayable within one year.

vi.	As at 30 June 2020, lease liabilities due to subsidiaries of Huaneng Group amounted to RMB2,152 million. (31 December 2019: RMB1,730 million).

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(b)	Related party transactions
i.	Procurement of goods and receiving services
	For the six months ended 30 June
	2020	2019
Huaneng Group
Other purchases	185	214

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	14,824,157	16,275,853
Technical services and engineering contracting services	489,481	338,017
Purchase of equipment	45,659	32,003
Purchase of heat	27,504	16,596
Other purchases	6,660	2,651

Joint ventures of the Group
Purchase of coal and transportation services	163,098	476,374
Entrusting other parties for power generation	11,398	–

Associates of the Group
Purchase of equipment	17,016	24,691
Purchase of coal and transportation services	111,548	–
Other purchases	–	4,072

ii.	Sales of goods and providing services
	For the six months ended 30 June
	2020	2019
Huaneng Group
Service provided	26,795	9,095

HIPDC
Service provided	26	15

Subsidiaries of Huaneng Group
Sales of fuel	–	1,731
Other sales	27,718	4,115
Service provided	21,249	10,763

Joint ventures of the Group
Service provided	24,911	27,828
Other sales	5,400	4,660

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(b)	Related party transactions (Cont’d)
iii.	Other related party transactions
(1)	Rental charge paid
	For the six months ended 30 June
	2020	2019
HIPDC	53,774	51,952
Subsidiaries of Huaneng Group	39,864	29,444

(2)	Rental income received
	For the six months ended 30 June
	2020	2019
Subsidiaries of Huaneng Group	1,597	1,398
A joint venture of the Group	1,211	2,644

(3)	Loans received from/(repaid to)
	For the six months ended 30 June
	2020	2019
Subsidiaries of Huaneng Group	1,989,260	(170,815)
Joint ventures of the Group	–	(150,000)

(4)	Interest expense on loans
	For the six months ended 30 June
	2020	2019
Huaneng group	15,975	15,887
A joint venture of the Group	2,199	2,151
Subsidiaries of Huaneng Group	240,377	223,553

(5)	Interest income on loans
	For the six months ended 30 June
	2020	2019
A joint venture of the Group	1,759	1,759

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(b)	Related party transactions (Cont’d)
iii.	Other related party transactions (Cont’d)
(6)	Capital injection from a subsidiary of Huaneng Group
	For the six months ended 30 June
	2020	2019
A subsidiary of Huaneng Group	84,000	–

(7)	Capital injection to
	For the six months ended 30 June
	2020	2019
Associates of the Group	135,642	39,320
Joint ventures of the Group	91,116	5,000

(8)	Entrusted management fee
	For the six months ended 30 June
	2020	2019
Huaneng Group	6,776	6,773

(9)	Trusteeship management income
	For the six months ended 30 June
	2020	2019
Huaneng Group	2,411	2,410

(10)	Interest income from a finance lease
	For the six months ended 30 June
	2020	2019
Huangtai #8 Power Plant	10,051	10,800

(11)	Interest expense of finance leases
	For the six months ended 30 June
	2020	2019
Subsidiaries of Huaneng Group	39,001	627

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(b)	Related party transactions (Cont’d)
iii.	Other related party transactions (Cont’d)
(12)	Net proceeds received from an investee with significant influence
	For the six months ended 30 June
	2020	2019
Huangtai #8 Power Plant	77,997	33,663

(13)	Profit compensation received
	For the six months ended 30 June
	2020	2019
Huaneng Group	457,727	550,832

Transactions with other government-related enterprises
For the six months ended 30 June 2020 and 2019, the Group sold substantially all their products to local government-related power grid companies. Please refer to Note 4(b) for details of sales information for major power grid companies.

For the six months ended 30 June 2020 and 2019, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labour employed.

(c)	Guarantees
	As at 30 June 2020	As at 31 December 2019
(i) Long-term loans guaranteed by
– Huaneng Group	1,525,918	2,335,611
– HIPDC	–	2,014,800

(ii) Short-term loans guaranteed by
– Huaneng Group	–	687,470

24.	RELATED PARTY BALANCES AND TRANSACTIONS (CONT’D)
(d)	Pre-tax benefits and social insurance of key management personnel
	For the six months ended 30 June
	2020	2019
Salaries	3,148	3,375
Pension	610	670
Total	3,758	4,045

(e)	Related party commitments
i.	Capital commitments
	As at 30 June 2020	As at 31 December 2019
Subsidiaries of Huaneng Group	1,315,114	714,129

ii.	Fuel purchase and transportation commitments
	As at 30 June 2020	As at 31 December 2019
Subsidiaries of Huaneng Group	6,925,549	2,174,241
A joint venture of the Group	304,295	143,614

iii.	Investment commitment
	As at 30 June 2020	As at 31 December 2019
A joint venture of the Group	–	31,116

25.	CAPITAL AND OTHER COMMITMENTS
(a)	Capital commitments
Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 30 June 2020	As at 31 December 2019
Contracted, but not provided for	40,031,994	42,634,992

(b)	Fuel purchase commitments
The Group has entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and are subject to certain termination provisions. Related purchase commitments are as follows:

As at 30 June 2020
	Periods	Purchase quantities	Estimated unit costs
A government-related enterprise	2020-2039	2.8 million m3/day*	2.50/m	[3]

A government-related enterprise	2020-2023	991 million m3/year*	2.11/m	[3]
	2020-2023	541 million m3/year*	1.93/m	[3]
	2020-2023	450 million m3/year*	2.27/m	[3]

A government-related enterprise	2020-2026	200 million m3/year*	2.16/m	[3]

Other suppliers	2020-2021	201.5-229 BBtu**/day	approximately 44,000/BBtu
	2022	205.5-255.5 BBtu**/day	approximately 44,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 43,000/BBtu
	2024-2028	49.9-81.5 BBtu**/day	approximately 40,000/BBtu
	2029	42.4 BBtu**/day	approximately 35,000/BBtu

25.	CAPITAL AND OTHER COMMITMENTS (CONT’D)
(b)	Fuel purchase commitments (Cont’d)

As at 31 December 2019
	Periods	Purchase quantities	Estimated unit costs
A government-related enterprise	2020-2039	2.8 million m3/day*	2.88/m	[3]

A government-related enterprise	2020-2023	991 million m3/year*	2.31/m	[3]
	2020-2023	541 million m3/year*	2.19/m	[3]
	2020-2023	450 million m3/year*	2.25/m	[3]

A government-related enterprise	2020-2026	200 million m3/year*	2.60/m	[3]

Other suppliers	2020-2021	201.5-251.5 BBtu**/day	approximately 47,000/BBtu
	2022	205.5-255.5 BBtu**/day	approximately 45,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 41,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 37,000/BBtu
	2029	42.4 BBtu**/day	approximately 31,000/BBtu

*	The quantities represent maximum volume, whereas others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

26.	BUSINESS COMBINATION
On 30 June 2020, the Group’s subsidiary, Shandong Power, acquired 82.23% interest in Huaneng Shandong Taifeng Renewable Energy Co., Ltd. (“Taifeng Renewable Energy”) from Huaneng Taishan Power Co., Ltd. (“Taishan Power”), a fellow subsidiary of the Company. Taifeng Renewable Energy is mainly engaged in power generation and sales business. The acquisition was made as part of the Group’s strategy to increase the Company’s generation capacity in the relevant areas. The total cash consideration for the acquisition was RMB228 million, with RMB205 million paid at the acquisition date and the remaining RMB23 million unpaid as at 30 June 2020.

The fair value of the identifiable assets and liabilities of Taifeng Renewable Energy as at the date of acquisition were as follows:

	Notes	Fair value recognised on acquisition (Unaudited)
Assets
Property, plant and equipment		722,076
Right-of-use assets		91,229
Other non-current assets		1,401
Other receivables and assets		60,038
Accounts receivable		153,644
Bank balances and cash		6,315
		1,034,703
Liabilities
Long-term loans		(589,000)
Lease liabilities		(90,370)
Deferred income tax liabilities	18	(9,213)
Accounts payable and other liabilities		(42,980)
Taxes payable		(20)
Current portion of long-term loans		(31,200)
Current portion of lease liabilities		(1,225)
		(764,008)

Total identifiable net assets at fair value		270,695
Non-controlling interests		(48,103)

Goodwill on acquisition	7	5,828

Satisfied by cash		228,420

Goodwill arising from the acquisition is attributable to the synergies expected to arise after the acquisition of the equity interests in the subsidiary stated above. None of the goodwill recognised is expected to be deductible for income tax purposes.

26.	BUSINESS COMBINATION (CONT’D)
The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favourable terms of the leases relative to market terms.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

Acquisition date
Cash consideration	(228,420)
Consideration to be paid (note 15)	22,842
Cash and bank balances acquired	6,315
Net outflow of cash and cash equivalents included in cash flows from investing activities	(199,263)
Transaction costs of the acquisition included in cash flows from operating activities	–
(199,263)

Since the acquisition was completed on 30 June 2020, Taifeng Renewable Energy contributed nil to the Group’s revenue and the consolidated profit for the period ended 30 June 2020.

Had the combination taken place at the beginning of the period, the revenue from continuing operations of the Group and the profit of the Group for the period would have been RMB79,174 million and RMB6,707 million, respectively.

Financial Statements Reconciliation between PRC GAAP and IFRS
The financial statements, which are prepared by the Group in conformity with Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from those under IFRS. Major impact of adjustments for IFRS, on the consolidated net profit and equity attributable to equity holders of the Company, is summarised as follows:

	Consolidated net profit attributable to equity holders of the Company For the six months ended 30 June		Total equity attributable to equity holders of the Company
	2020	2019	As at 30 June 2020	As at 31 December 2019
Consolidated net profit/equity attributable to equity holders of the Company under PRC GAAP (restated)	5,732,921	3,828,872	117,227,334	98,712,444

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control and depreciation, amortisation, disposal and impairment of assets acquired in business combinations under common control (A)	(550,305)	(641,005)	11,229,961	11,509,395
Difference on depreciation related to borrowing costs capitalised in previous years (B)	(13,508)	(13,508)	114,930	128,438
Others	7,060	17,810	(416,132)	(413,762)
Applicable deferred income tax impact of the GAAP differences above (C)	142,386	160,009	1,774,719	1,632,334
Profit/equity attributable to non-controlling interests on the adjustments above	122,471	89,387	(2,736,013)	(2,765,114)
Consolidated net profit/equity attributable to equity holders of the Company under IFRS	5,441,025	3,441,565	127,194,799	108,803,735

(A)
DIFFERENCES IN ACCOUNTING TREATMENT ON BUSINESS COMBINATIONS UNDER COMMON CONTROL AND DEPRECIATION, AMORTISATION, DISPOSAL AND IMPAIRMENT OF ASSETS ACQUIRED IN BUSINESS COMBINATION UNDER COMMON CONTROL

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, for business combinations under common control, the assets and liabilities acquired are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between the carrying amounts of the net assets acquired and the consideration paid is adjusted to the equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

For the business combination occurred prior to 1 January 2007, in accordance with the Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), when equity interests acquired are less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of the consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as an equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for using a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Group elected to adopt the purchase method to account for the business combinations under common control. The assets and liabilities acquired are recorded at fair values by the acquirer. The excess of acquisition cost over the proportionate share of fair values of net identifiable assets acquired is recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carries at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Group from the acquisition dates onwards. The contingent consideration not classified as equity is measured at fair value at each reporting date with the changes in fair value recognised in profit or loss, if such changes are not measurement-period adjustments.

(A)
DIFFERENCES IN ACCOUNTING TREATMENT ON BUSINESS COMBINATIONS UNDER COMMON CONTROL AND DEPRECIATION, AMORTISATION, DISPOSAL AND IMPAIRMENT OF ASSETS ACQUIRED IN BUSINESS COMBINATION UNDER COMMON CONTROL (CONT’D)

As mentioned above, the differences in the accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortisation in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortisation and disposal of related assets.

(B)	EFFECT OF DEPRECIATION ON THE CAPITALISATION OF BORROWING COSTS IN PREVIOUS YEARS
In previous years, under the Previous PRC GAAP, the scope of capitalisation of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalised. In accordance with IFRS, the Group capitalised borrowing costs on general borrowings used for the purpose of obtaining qualifying assets in addition to the capitalisation of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Group has adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalised borrowing costs included in the cost of related assets under IFRS before 1 January 2007.

(C)	DEFERRED INCOME TAX IMPACT ON GAAP DIFFERENCES
This represents related deferred income tax impact on the GAAP differences mentioned above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date: September 10, 2020